SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Valuation Report

Net ServiÇos de ComunicaÇão S.A. and VIVAX S.A.

Prepared Exclusively for the Board of Directors of Net ServiÇos de ComunicaÇão S.A.

Goldman, Sachs & Co. and Goldman Sachs RepresentaÇões Ltda.
16-May-2007

Summary

Goldman Sachs & Co. and Goldman Sachs RepresentaÇões Ltda. (together, “Goldman Sachs”) have been engaged by Net ServiÇos de ComunicaÇão S.A. (“NET”) to prepare a valuation report (the “Valuation Report”) containing certain economic valuation analyses, in particular discounted cash flow analyses (the “Valuation Analyses”) with respect to NET and VIVAX S.A. (“VIVAX”; the “Target”; and together with NET, the “Companies”), in connection with the merger of shares of VIVAX into NET (the “Transaction”) .

Our Valuation Report has been prepared for the exclusive use of NET’s Board of Directors in connection with its analysis of the Transaction, as described further below, and should not be used for any other purposes, including, without limitation, to form the capital of NET under the terms of the Corporation Law, including, but not limited to, its Article 8. Our Valuation Report has been prepared in both the Portuguese and English languages, and the Portuguese version shall prevail for all purposes.

In connection with preparing our Valuation Report, we have reviewed, among other things: (i) certain financial analyses and forecasts for each of the Companies prepared and approved by the senior management of NET; (ii) publicly available financial statements for the years ended December 31, 2004, 2005 and 2006 of each of the Companies, which were audited by Deloitte Touche Tohmatsu Auditores Independentes for VIVAX and KPMG Auditores Independentes for NET (“Auditors”); (iii) certain other financial information with respect to each of the Companies, including the cash and bank balances, loans and other debt obligations and hedging and contingencies provisions of each Company as of March 31, 2007, as set forth in publicly available financial statements with their respective Auditors’ reports. We also have held discussions with members of the senior management of NET with respect to their assessment of the past and current business operations, financial condition and prospects of the Companies. The controlling shareholders and managers of the Companies have not (i) limited, restricted, directed, or encumbered in any manner our access to the information required to produce this Valuation Report, (ii) determined the methodologies we adopted to perform our valuation of each of the Companies or (iii) restricted in any way our ability to independently reach the conclusions set forth in this Valuation Report.

In preparing our Valuation Report, we have assumed and relied, with the express consent of NET and without independent verification, on the accuracy, content, truthfulness, consistency, completeness, sufficiency and integrity of the financial, accounting, legal, tax and other information reviewed by or discussed with us, and we have not assumed, and do not hereby assume, any responsibility to independently verify any of the information or to make an independent verification or appraisal of any of the assets or liabilities (contingent or otherwise) of the Companies, nor have we examined the solvency or fair value of the Companies under any laws concerning bankruptcy, insolvency or similar matters. To this effect, we assume no responsibility or liability with respect to the accuracy, truthfulness, integrity, consistency, or sufficiency of such information, for which NET is solely and exclusively responsible. In addition, we have not assumed any obligation to conduct, and have not conducted, any physical inspection of the properties, networks or facilities of the Companies. With your consent, we have assumed that the financial analyses and forecasts prepared by the senior management of NET, as approved by its Management, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of each Company.

Summary

(Continued)

We understand that NET’s Board of Directors has selected an exchange ratio to recommend with respect to the Transaction (the “Exchange Ratio”). Our Valuation Report has been prepared to assist NET’s Board of Directors in determining whether the Exchange Ratio falls within the range of exchange ratios implied by the ranges of value indications derived from our Valuation Analyses. Our Valuation Analyses include the discounted cash flow methodology and assume a stable macroeconomic scenario for Brazil. The Valuation Analyses and the results therefrom do not purport to reflect the prices at which any of the Companies or its securities could be sold, nor do they take into account any element of value that may arise from the accomplishment or expectation of the proposed Transaction. You should further note that we are not an accounting or auditing firm and we did not provide accounting or audit services in connection with this Valuation Report. In addition, because these Valuation Analyses are based upon forecasts of future financial results, they are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such analyses. Given, further, that these analyses are intrinsically subject to uncertainties and various events or factors outside the control of the Companies and Goldman Sachs, neither Goldman Sachs, nor any of its affiliates and representatives, assume any responsibility or liability if future results differ substantially from the projections presented in the Valuation Report and make no representation or warranty with respect to such projections.

Our Valuation Analyses are necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. As a result, the Valuation Analyses are valid exclusively as of the date hereof as future events and developments may affect their conclusions. We do not assume any obligation to update, review, revise or revoke the Valuation Analyses as a result of any subsequent event or development. With respect to the Valuation Analyses, NET and its Board of Directors have not authorized us to solicit, nor have we solicited any indication of interest from third parties to acquire, in whole or in part, any Company’s shares. As a result, the results determined in the Valuation Analyses do not necessarily correspond to, and should not be construed as representative of, the prices at which any Company could be sold in a third-party acquisition transaction, at which any Company’s respective shares trade on the date hereof or will trade at any future time, or at which the shares of NET will trade after the Transaction.

The preparation of economic and financial analyses such as those conducted in the preparation of the Valuation Analyses is a complex process that involves subjective judgment and is not susceptible to partial analysis or summary description. In arriving at its conclusions, Goldman Sachs did not attribute any particular weight to any particular factor considered by it; rather, Goldman Sachs made qualitative judgments as to the importance and relevance of all the factors considered therein. Accordingly, Goldman Sachs believes that the Valuation Report should be considered as a whole and that selecting portions of its analyses or the factors considered therein could result in an incomplete and incorrect understanding of the conclusions of the Valuation Analyses. The results presented herein refer solely to the Transaction and do not extend to any other present or future matters or transactions regarding the Companies, the economic group to which they belong or to the sector in which they operate.

The Valuation Report is exclusively addressed to NET’s Board of Directors and does not address the underlying business decision by NET to engage in the Transaction and does not constitute a recommendation to any of the Companies and/or the holders of the respective Companies’ shares (including, but not limited to, as to whether any such holder should vote in favor of the Transaction or exercise any withdrawal rights or other rights with respect thereto) . In addition, the Valuation Analyses (i) treat the Companies as stand-alone operations and therefore, the analyses and results of the Valuation Analyses do not include any operational, tax or other benefits or losses, or synergies, incremental value and/or costs for the Companies, if any, which may arise from the consummation of the Transaction and (ii) does not address the treatment of the different classes of shares of the Companies, and any adjustments intended to offset, or that may reflect, any specific rights associated with any specific class of shares of the Companies. We are therefore not expressing, and the Valuation Report does not contain, any views relating to the distribution of economic value among the various classes of shares of any of the Companies.

Summary

(Continued)

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have been engaged by NET and, irrespective of whether the Transaction is consummated, we will receive a fee for the services provided by us. Moreover, NET has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise as a result of our engagement. We also have provided and currently are providing certain investment banking services to Teléfonos de México S.A.B. de C.V., an indirect shareholder of NET. We also may provide investment banking services to each of the Companies and their affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to each of the Companies and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the each of the Companies and their respective affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities. In addition, our research department and other departments may, in their present or future analyses, reports and publications, use forecasts, projections and methodologies different from the ones used in the Valuation Report, and as a result such other documents may contain conclusions that differ or will differ from the ones described in this Valuation Report. We have adopted policies and procedures designed to preserve the independence of our research analysts whose views may differ from those of our investment banking division.

In preparing the Valuation Analyses, in accordance with applicable laws and regulations, we did not take into account (i) the tax consequences of the Transaction for the holders of the Companies’ shares, and (ii) the impact of any fees and expenses that may result from the consummation of the Transaction, including, but not limited to, those related to any depositary services that may be charged to the holders of NET’s ADRs. In addition, pursuant to applicable laws and regulations, we have excluded the tax-related effects associated with the future use by NET of the non-amortized premium arising from the purchase by NET of shares of the Target. The financial calculations contained in the Valuation Analyses may not always result in a precise sum due to rounding.

Based upon and subject to the foregoing and based upon other matters as we considered relevant the Exchange Ratio is within the range of implied exchange ratios derived from our Valuation Analyses.

Goldman, Sachs & Co.

Goldman Sachs & RepresentaÇões Ltda.

Table of Contents

I.	Executive Summary

II.	Information on Goldman Sachs

III.	The Valuation Report Analyses

	A.	Information on the Companies
	B.	The Valuation Report Results

Appendix A: Glossary

I. Executive Summary

Main Information and Conclusions

  This Valuation Report has been prepared based on publicly available information and information received from NET, in addition to meetings and discussions with NET’s management

  In order to prepare our Valuation Analyses, we have reviewed, among other things:
(i)	certain financial analyses and forecasts for each of the Companies prepared and approved by the senior management of NET;

(ii)
publicly available financial statements for the years ended December 31, 2004, 2005 and 2006 of each of the Companies, which were audited by Deloitte Touche Tohmatsu Auditores Independentes for VIVAX and KPMG Auditores Independentes for NET;

(iii)
certain other financial information with respect to each of the Companies, including the cash and bank balances, loans and other debt obligations and hedging and contingencies provisions of each Company as of March 31, 2007, as set forth in publicly available financial statements with their respective Auditors’ reports;

(iv)
we also have held discussions with members of the senior management of NET with respect to their assessment of the past and current business operations, financial condition and prospects of the Companies

  As part of the Valuation Report with respect to NET and VIVAX, we have examined the following methodologies and parameters:

— Volume weighted average price

— Book value per share

— Discounted Cash Flow analyses

  Our Valuation Analyses include the discounted cash flow methodology and assume a stable macroeconomic scenario for Brazil

  For the purpose of this Valuation Analyses, we have applied the following ranges of assumptions:

— Discount rate: 9.8% to 11.8% in US$ nominal terms

— Perpetuity growth: 4.0% to 5.0% in US$ nominal terms

— Underlying assumptions: NET’s management

  Based upon and subject to the foregoing and based upon other matters as we considered relevant, the exchange ratio to be recommended by NET’s Board of Directors with respect to the Transaction is within the range of implied exchange ratios derived from our Valuation Analyses

Transaction Review Summary

Transaction Structure

  NET already acquired a minority stake in VIVAX of approximately 37% with shares at the Exchange Ratio of 0.5678 NET PN shares for each VIVAX share (“Step 1”)
  Mandatory roll-out of VIVAX shareholders into NET via a merger of shares (“Step 2”)

— VIVAX continues to exist as a wholly-owned subsidiary of NET

  Exchange Ratio to be recommended by NET’s Board of Directors

— The same Exchange Ratio that was announced during Step 1 of the transaction for all shareholders of 0.5678 NET PN shares for each VIVAX share (independently of class of shares)

Overview of Transaction’s Steps

DCF Valuation Methodology

  Valuation Analyses were performed as of March 31, 2007 based on a projection period from 2007 to 2016. All projections used for purposes of the valuations of each of the Companies were prepared by NET’s senior management and reviewed by Goldman Sachs

  Unlevered free cash flows (before financing costs) were projected for the Companies in Reais and subsequently, converted to US Dollars at the average projected exchange rate for each year

  Illustrative enterprise values for each of the Companies were determined by the sum of:

— Net present value indications calculated as of March 31, 2007 with respect to the unlevered free cash flows for the projection period, plus

— Net present value indications calculated as of March 31, 2007 with respect to the illustrative terminal value, determined using the perpetuity growth methodology applied to a normalized unlevered free cash flow (capex equal to depreciation and excluding temporary tax benefits), plus

— Net present value indications calculated as of March 31, 2007 with respect to the existing tax benefits of the net operating losses and existing goodwill amortization

  The Valuation Analyses prepared for NET included the following components: (i) projected free cash flows for its own operations; and (ii) value indication of NET’s 37% equity interest in VIVAX, calculated using the Discounted Cash Flow methodology for VIVAX as well

  The illustrative present values of the unlevered free cash flows were calculated using a weighted average cost of capital (“WACC”) range between 9.8% and 11.8% in US Dollars nominal terms. The perpetuity growth rate in nominal US Dollars for the unlevered free cash flow range was in between 4.0% and 5.0%

  The equity value indications calculated for each of the Companies were determined by subtracting from the illustrative enterprise value previously calculated, the total value of the net debt and contingencies at book value, as set forth in the balance sheets as of March 31, 2007, as set forth in publicly available financial statements with their respective Auditors reports

  The indicative equity values indications per share for each of the Companies were determined by dividing the equity value indications by the total number of shares outstanding as of March 31, 2007, excluding treasury shares

  The Valuation Analyses result in aggregate equity value indications for each of the Companies and do not allocate value between any classes of shares. No adjustments were made as to potential future benefits that may arise from the transaction, such as potential synergies or tax gains

WACC Analysis
Cost of Capital Calculation

Risk-Free Rate

10-year US Treasury (a)	4.7%
(+) Brazil Sovereign Spread Average (b)	3.4%

(=) Assumed Risk-Free Rate	8.1%

Cost of Equity

US Equity Risk Premium (c)	5.6%
Beta (d)	0.83
(+) Assumed Risk-Free Rate	8.1%

(=) Cost of Equity	12.7%

Cost of Debt

Pre-tax Cost of Debt (e)	9.3%
(x) Marginal Tax Rate	34.0%

(=) Cost of Debt	6.2%

WACC Calculation

Target Debt / Total Capitalization	30.0%
Target Equity / Total Capitalization	70.0%

WACC (Nominal US$)	10.8%

Note: All figures as of May 14, 2007
(a) Average yield of the 10 year on-the-run U.S. Treasury Bond (average for the last 6 months) (Source: Factset)
(b) Average spread of the 2040 Brazilian Government Bond over the 10 year on-the-run US Treasury Bond (average for the last 6 months) (Source: Factset)
(c) Equity Risk Premium based on US Long-Horizon Equity Risk Premia in US dollars from 1974 to 2004 (Source: "International Equity Risk Premia Report 2005" Ibbotson 2005 report)
(d) Average unlevered beta for comparable international players, relevered, based on Target Debt/ Total Capitalization of 30.0% (Source: Bloomberg)
(e) Assumes spread of 125 bps between Companies' cost of debt and the Brazilian Government Bond

Macroeconomic Assumptions

	Brazilian Central Bank / Goldman Sachs						Goldman Sachs (1)

	For the Fiscal Year Ending on December 31

	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E

Inflation Rates

Brazilian Inflation - (IGP-M)	3.85%	4.08%	4.03%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%
US Inflation (CPI)	3.20%	1.90%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Inflation Differential (%)	0.63%	2.14%	1.99%	1.96%	1.96%	1.96%	1.96%	1.96%	1.96%	1.96%	1.96%
IGP-M Index	100.0%	104.1%	108.3%	112.6%	117.1%	121.8%	126.7%	131.7%	137.0%	142.5%	148.2%

Exchange Rate (BRL/USD)

EoP	2.13	2.15	2.22	2.30	2.40	2.40	2.45	2.50	2.54	2.59	2.64
Average	2.17	2.13	2.19	2.25	2.34	2.36	2.42	2.47	2.52	2.57	2.62

Interest Rates

Selic (Average)	15.3%	12.2%	11.0%	10.3%	10.0%	9.2%	9.2%	9.2%	9.2%	9.2%	9.2%

Source: Goldman Sachs Economic Research (CPI from 2006 to 2008), Brazilian Central Bank (all macroeconomic assumptions, except for the US Inflation, for 2006 to 2011)

1 From 2011 on, assumes inflation rates and the Selic remain at the same levels of 2011. Assumes devaluation of the Brazilian Real in relation to the U.S. Dollar after 2011 based on a Purchasing Power Parity.

Summary of Valuation Report

Value per Share / Unit in R$

1 Exchange ratio refers to NET shares per VIVAX shares, however the values in Reais for VIVAX are on a per Unit (1 voting and 2 non-voting shares) basis, in accordance with the way they are traded.
2 As of May 14, 2007.
3 Based on a 9.8% to 11.8% WACC and a 4.0% to 5.0% perpetuity growth rate in nominal US$. NET price per share based on the NET standalone valuation plus the value of NET’s equity interest in VIVAX. Assumes total NET shares of 295.4 mm as of March 31, 2007, including the 24.4 mm shares issued in connection with the acquisition of the 36.7% stake in VIVAX.

II. Information on Goldman Sachs

Information on Goldman Sachs
Credentials

Overview of Goldman Sachs

Goldman Sachs is a leading global investment banking, securities and investment management firm1 that provides a wide range of services worldwide to a substantial and diversified client base, which includes corporations, financial institutions, governments and high-net-worth individuals The Latin American Investment Banking Division of Goldman Sachs comprises 36 members, based in São Paulo, New York, Mexico City and Buenos Aires, with the full support of Goldman Sachs’ teams from five continents and almost 50 offices around the world

Summary Credentials

  #1 M&A Advisor Globally for the last 8 years (’98 to ’06)2

Company	Date	Brief Description

2006

	October	• Goldman Sachs provided a valuation report of Arcelor Brasil in connection with the mandatory tender offer for the acquisition of the minority shareholders of the company

May
• Goldman Sachs advised Teléfonos de México S.A.B. de C.V. in connection with the voluntary tender offer to acquire the shares of Embratel ParticipaÇões S.A. not already owned by Telmex. As financial advisor, Goldman Sachs provided valuation analyses to Telmex

February
• Goldman Sachs provided Telecom Italia an economic valuation analysis of TIM ParticipaÇões S.A. and TIM Celular S.A. as part of its advisory services in connection with the merger of TIM Celular S.A. into TIM ParticipaÇões S.A.

	January	• Goldman Sachs provided Embraer S.A. with an economic valuation of the company in connection with its share restructuring

2005

December
• Goldman Sachs rendered a valuation report of Telesp Celular ParticipaÇões S.A., Tele Centro Oeste Celular ParticipaÇões S.A., Tele Sudeste Celular ParticipaÇões S.A., Celular CRT ParticipaÇões S.A. and Tele Leste Celular ParticipaÇões S.A. in connection with the merger of Brasilcel’s five subsidiaries and creation of one single listed entity, VIVO ParticipaÇões S.A.

April
• Goldman Sachs rendered an economic valuation analysis of TIM Sul S.A. and TIM Nordeste TelecomunicaÇões S.A. to TIM ParticipaÇões S.A., as it’s financial advisor, in connection with the acquisition of minority interests in TIM Sul and TIM Nordeste

1 Source: Thomson Financial Securities Data, based on global closed M&A advisory and equity issuance volume considering the period starting in January 1, 2002 and ending in December, 2006 and in January 1, 2000 and ending in December, 2006, respectively. According to these league tables during the specified period Goldman Sachs acted as (i) financial advisor in mergers and acquisitions representing an aggregate amount of US$3,140 billion from a total of US$11,979 billion, representing the highest market share among all advisors, with a market share of 28.6%, league tables considering the period starting, and (ii) a bookrunner in equity offerings representing an aggregate amount of US$350.6 billion from a total of US$3,339 billion, also representing the highest market share among all advisors, with a market share of 10.5% .
2 Source: Thomson Financial Securities Data, based on Global Announced M&A Volume.

Information on Goldman Sachs
Professionals and Internal Approval Process

  The internal process at Goldman Sachs carried out in connection with this Valuation Report includes the review by an internal Valuation Committee of the independent analysis performed by the team assigned to execution of this Valuation Report

  The professionals below were responsible for the execution of this Valuation Report:

Name	Position	Summary Relevant Experience

Eduardo Centola	Managing Director	• 13 years of M&A experience

• Advised Embraer in the reorganization of its share capital; Telesp Celular S,A, in the restructuring of their mobile assets in Brazil; CVRD on its acquisition of Caemi from Mitsui and Telefonica on its tender offer for minorities of its subsidiaries in Brazil, Argentina and Peru

Santiago Rubin	Vice President	• 10 years of M&A experience

• Advised Telmex in the acquisitions of AT&T Latin America, Embratel ParticipaÇões and in the voluntary tender offer for Embratel ParticipaÇões’ minorities. Also advised in the sale of Global Telecom to Portugal Telecom. Has also participated in multiple telecommunications and media transactions across the Latin America region

Cristina Bueno	Associate	• 8 years of M&A experience

• Advised Interbrew in its combination with AmBev, EDP in its reorganization in Brazil, Globo in its debt restructuring, Telesp Celular ParticipaÇões in its rights offering, Telemar in the acquisition of its PCS license and VIVO in its restructuring

Henrique Muramoto	Analyst	• 2 years of M&A experience

• Advised Mittal Steel in the tender offer for the acquisition of the minority shareholders of Arcelor Brasil; Banco BMC in its sale to Banco Bradesco; Telmex in the voluntary tender offer for Embratel ParticipaÇões’ minorities; Telecom Italia in the restructuring of its Brazilian assets

Information on Goldman Sachs
Important Disclosures

Important Disclosures by Goldman Sachs:

  The table below summarizes the amount of the specified securities issued by NET and VIVAX that Goldman, Sachs & Co. held or managed on a discretionary basis as of May 11, 2007:

		Number of Shares /	% of Total Capital /
Entity	Type of Security	Value of Bonds (US$)	% of Total Issuance[1]

Net ServiÇos	ADR Shares – NETC	804	0.0003%
	Perpetual Bond – GLOBUS 9 1/4	US$ 625,000	0.4167%
  Considering that Goldman Sachs:
(i)
is an internationally recognized and respected financial institution, providing a wide range of investment banking, investment management and trading services to its clients, including NET and/or its affiliates;

(ii)
may directly or indirectly own, from time to time, including by means of affiliated companies or investment funds under Goldman Sachs’ management, securities issued by NET, VIVAX and/or its affiliates;

(iii)	advised NET in the structuring and execution of the transaction with VIVAX, receiving fees for services rendered

(iv)	may provide services o companies operating in the same sector, as well as companies that may compete, directly or indirectly, with NET and VIVAX; and

(v)	received fees from NET in connection to the Valuation Report

Goldman Sachs represents that the conclusions presented by this Valuation Report, in reliance on financial projections provided and reviewed by NET’s management, have been reached independently by Goldman Sachs, which to the best of its knowledge reached these conclusions without undue or improper influence by NET and on that basis Goldman Sachs believes it had no conflicts of interest that affect its independence when it prepared this Valuation Report

1 Net ServiÇos number of shares as of March 31, 2007, excluding treasury shares.

Information on Goldman Sachs
Important Disclosures
(Cont’d)

  Goldman Sachs will receive US$250 thousand from NET in connection with this Valuation Report

  Goldman Sachs and other entities of the Goldman Sachs group received from NET, in the period starting 12 months from the delivery of this Valuation Report, approximately US$500 thousand as fees for its financial services

  Goldman Sachs has provided and provides a wide range of investment banking services to Teléfonos de México S.A.B. de C.V., an indirect shareholder of NET

  Goldman Sachs has provided a wide range of investment banking services to Globo ComunicaÇão e ParticipaÇões S.A., one of the main shareholders of NET

III. The Valuation Report Analyses

A. Information on the Companies

Net ServiÇos de ComunicaÇão S.A.
Brief Description

Brief History

  Multicanal ParticipaÇões S.A., previous name of NET was created in 1993

  In September 1998, Multicanal acquired certain cable assets and related liabilities of Globo and changed its name to Globo Cabo S.A., which was subsequently changed to Net ServiÇos de ComunicaÇão S.A.

  In 2000, NET continued its strategy of growth by acquisitions, acquiring Net Sul, the second largest cable TV operator in Brazil at that time

  On March 22, 2005, NET concluded its Capital Restructuring, resulting in the re-balance of its capital structure. As part of the Capital Restructuring, Globopar has signed several agreements with Telmex and Latam, a subsidiary of Telmex. As a result of these agreements Telmex, through Latam, became a large shareholder in NET

  On October 24, 2005, the 37.1% stake in NET previously owned by Latam was transferred to Embratel ParticipaÇões S.A., another company controlled by Telmex

  On October 12, 2006, NET acquired a minority stake in VIVAX of approximately 37% with the intention to merge the companies upon ANATEL approval

Company Description

  Net ServiÇos services portfolio include pay television broadcasting, broadband services, such as internet access, and corporate data transmission

— Net ServiÇos offers paid television services using its NET brand, through its cable network and, in smaller scale through MMDS technology. Net ServiÇos operates in 44 cities in Brazil, including some of the most important metropolitan areas, such as São Paulo, Rio de Janeiro, Belo Horizonte, Brasília, Goiânia, Curitiba, Florianópolis and Porto Alegre

— In 2000, NET launched the Virtua, its broadband internet access service. Virtua is the fourth largest broadband provider in Brazil

— In March 2006, NET, in a partnership with Embratel, launched its voice services, the NET Fone Via Embratel. This product targets the residential market and is complementary to its current services portfolio

Source: Company Filings

Net ServiÇos de ComunicaÇão S.A.
Description of Market

Description

  NET ServiÇos main competition includes broadcast television, other pay-TV providers and other sources of home entertainment, including the Internet

— According to the ABTA, there are approximately 113 cable TV operators in Brazil, providing services to approximately 2.9 million subscribers

  NET’s network reaches around 7.2 million households (approximately 60% of the total cable TV coverage in Brazil)

— Covers around 1/3 of A/B classes homes

— Unique and high quality urban coverage, with approximately 36 thousand km

1 As of December 31, 2006.

Net ServiÇos de ComunicaÇão S.A. Operating Projections

1 ARPU calculated based on the gross revenues divided by the average revenues -generating units in the period.

Net ServiÇos de ComunicaÇão S.A. Financial Projections

Results for Net ServiÇos de ComunicaÇão S.A.1
Free Cash Flow
(In R$ million)

	For the Fiscal Year Ending on December 31

	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E

Unlevered Net Income (1)	194	290	417	513	774	822	873	928	978	1,029

(+) Depreciation and Amortization	378	442	431	454	248	292	330	359	387	416

(-) Capex	681	481	437	411	363	388	391	375	379	393

(+) Change in Working Capital	29	(26)	(11)	(13)	(25)	(16)	(19)	(20)	(16)	(17)

Free Cash Flow	(81)	225	400	543	634	710	793	891	970	1,035

Source: NET’s management projections

1 Net operating profit less adjusted taxes.

VIVAX S.A.
Company Description

Brief History

  VIVAX S.A. was created in 1996 to acquire and operate pay TV concessions, with authorization of the Ministry of Communications. The Company was founded by Christopher Torto, Fernando Norbert and Media Communications Partners, a private equity fund, that preceded Great Hill Partners in the ownership structure of VIVAX

  From 1996 to 2005, VIVAX established cable TV operations in 20 cities. By the end of 2003, the company acquired Canpar, holding company, owning cable TV operations in 14 cities in the State of São Paulo

  In February 2006, VIVAX concluded an initial primary offer in the Bovespa, adopting Level 2 corporate governance pratices

Company Description

  VIVAX is the second largest cable TV operator in Brazil, based on number of subscribers, according to data provided by the ABTA

— One of the largest broadband services provider

— Additionally, VIVAX rents the idle capacity in its network (installed optic fiber) to telecommunications companies that require bandwidth in the markets in which VIVAX operates

  The main markets covered by VIVAX are located in the State of São Paulo, with a population of approximately 40 million people in 2005 and with high purchasing power and income per capita 39% above the national average according to the IPEA (Inistituto Econômico de Pesquisa Aplicada)

  From the 34 operational concessions, 31 are located in the State of São Paulo, 2 in the borderline of São Paulo and Rio de Janeiro and 1 in Manaus (Amazonas)

Source: ABTA, IPEA and Company Data

VIVAX S.A.
Description of Market

Description

  VIVAX is the only cable TV operator in 32 of the 34 cities in which it operates, competing with local DTH service providers and free broadcast television

  The broadband service competes in each of its markets with the wireline telecom incumbent that provides DSL connection

  VIVAX’s network reaches approximately 1.2 million households

— State-of-the-art network with approximately 8.7 thousand km, divided in 60% with 870 MHz capacity, 11% with 750 MHz capacity and 29% with 550 MHz capacity

1 As of December 31, 2006.

VIVAX S.A. Operating Projections

Source: NET’s management projections

1 ARPU calculated based on the gross revenues, excluding telecom circuits, divided by the average revenues -generating units in the period.

VIVAX S.A. Financial Projections

Source: NET’s management projections

Results for VIVAX S.A. 1
Free Cash Flow
(In R$ million)

	For the Fiscal Year Ending on December 31

	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E

Unlevered Net Income (1)	45	73	93	112	136	168	185	201	218	233

(+) Depreciation and Amortization	74	61	65	72	77	62	63	64	67	75

(-) Capex	93	82	80	81	83	62	65	74	82	92

(+) Change in Working Capital	3	1	1	1	(1)	(1)	(0)	(0)	(1)	(1)

Free Cash Flow	28	53	79	103	129	167	182	191	202	215

Source: NET’s management projections

1 Net operating profit less adjusted taxes.

B. The Valuation Report Results

Weighted Average Historic Prices
NET and VIVAX
Last 12 Months, in R$

			Volume				Volume
			Weighted				Weighted
	Volume	Volume	Average		Volume	Volume	Average
	('000)	(R$ '000)	Price (R$)		('000)	(R$ '000)	Price (R$)

Last Month Daily Average	1,622	48,437	R$ 29.86	Last Month Daily Average	223	11,150	R$ 49.96

Last 6 Months Daily Average	1,793	46,586	R$ 25.99	Last 6 Months Daily Average	139	6,102	R$ 43.92

Last 12 Months Daily Average	1,746	38,856	R$ 22.25	Last 12 Months Daily Average	122	4,775	R$ 39.11

2Source: Bloomberg

Summary Valuation Analyses
Economic Value per Share Range
(R$ million, except per share data)

	NET		VIVAX

	Min	Max	Min	Max

Enterprise Value Range (1)	R$ 6,880	R$ 10,737	R$ 1,523	R$ 2,396

(-) Net Debt (2)	R$ 461	R$ 461	R$ 127	R$ 127

(-) Contingencies (3)	481	481	26	26

(+) Non-Consolidated Equity Stakes (4)	R$ 503	R$ 823

(=) Equity Value Range	R$ 6,441	R$ 10,618	R$ 1,370	R$ 2,242

Total Shares / Units Outstanding (ex-Treasury Shares) (5)	295,381,449	295,381,449	36,799,441	36,799,441

Equity Value per Share / Unit Range	R$ 21.81	R$ 35.95	R$ 37.22	R$ 60.92

Source: NET’s management projections

1 Includes net present value of tax benefits from existing goodwill amortization and accumulated existing net operating losses.
2 Net Debt includes the cash and bank balances, loans and other debt obligations and hedging as per the balance sheet as of March 31, 2007.
3 Provision for contingencies net of judicial deposits as per the balance sheet as of March 31, 2007.
4 Refers to the 36.7% in VIVAX owned by NET based on the DCF calculation.
5 Shares / Units outstanding as of March 31, 2007. Excludes shares in treasury. (Source: Company Data).

Summary Valuation Analyses
Implied Exchange Ratio Range 1

1 WACC and Perpetuity Growth Rate in US$ in nominal terms.
2 NET price per share based on the NET standalone valuation added of the value of NET’s equity interest in VIVAX Assumes total shares of 295.4 mm as of March 31, 2007, including the 24.4 mm shares issued in connection with the acquisition of the 36.7% stake in VIVAX.
3 Each VIVAX unit is composed of 2 non-voting (PN) shares and 1 voting (ON) share.
4 Range includes the low end valuation of NET and the high end valuation of VIVAX, and the high end valuation of NET and the low end valuation of VIVAX.

Summary of Valuation Report

NET – in R$

Source: Bloomberg, Company Data, NET’s management projections

1 As of May 14, 2007.
2 Based on a 9.8% to 11.8% WACC and a 4.0% to 5.0% perpetuity growth rate in nominal US$. NET price per share based on the NET standalone valuation plus the value of NET’s equity interest in VIVAX. Assumes total NET shares of 295.4 mm as of March 31, 2007, including the 24.4 mm shares issued in connection with the acquisition of the 36.7% stake in VIVAX.

Summary of Valuation Report

VIVAX – in R$

Source: Bloomberg, Company Data, management projections

1 As of May 14, 2007.
2 Based on a 9.8% to 11.8% WACC and a 4.0% to 5.0% perpetuity growth rate in nominal US$.

Appendix A: Glossary

Glossary

  ARPU: gross revenues per subscriber (average number during the period) in nominal Reais per month

  Beta: coefficient that measures the non-diversifiable risk to which an asset is subject to. The coefficient is determined by a linear regression between the variation of the price of the asset and the variation of the price of the market portfolio

  Capex (capital expenditures) : investments in fixed assets

  DSL (Digital Subscriber Line): digital data transmission technology through the telephone network

  DTH (Direct to Home): satellite transmission technology

  Due Diligence: audit and research process with the objective of confirming certain information provided in merger and acquisitions or securities issuance transactions

  EBITDA : earnings before interest, taxes, depreciation and amortization

  EBIT: earnings before interest and taxes

  Unlevered net income : net operating profit less adjusted taxes

  Market Risk Premium: additional return to the risk-free rate demanded by investors to compensate the additional risk of investing in equities

  UNIT: basket of voting and non-voting shares, negotiated in stock exchanges

  WACC : Weighted Average Cost of Capital

APPRAISAL REPORT
RJ-0153/07-01
COPY 1/3

APPRAISAL #	RJ-0153/07-01

BASE DATE:	March 31 2007

CLAIMANT:	NET SERVIÇOS DE COMUNICAÇÃO S.A., with its headquarters at Rua
Verbo Divino, 1356, Chácara Santo Antonio, in the city of São Paulo, state of São Paulo, with CNPJ/MF under No 00.108.786/0001-65 (“NET”).

TARGET:	VIVAX S.A., with its headquarters at Avenida José Meneghel, 65, District
Maria J. Abraão, in the city of Americana, state of São Paulo, with
CNPJ/MF under No 01.402.946/0001-47 (“VIVAX”).

OBJECTIVE:	Calculate the value of VIVAX shares to be used in connection to the capital increase of NET in accordance to the corporate restructure described under chapter 5 herein, for the terms of article 8 of Law No.
6.404/76.

1

EXECUTIVE SUMMARY

APSIS CONSULTORIA EMPRESARIAL Ltda. (“APSIS”) has been engaged to calculate the value of VIVAX shares to be used in connection to the capital increase of NET in accordance to the terms of article 8 of Law No. 6.404/76.

The economic value has been calculated based on future results of VIVAX, calculated according to the discounted cash flow method. Such method defines the company profitability as its operational value, which is equivalent of the discounted amount of its future cash flows. This cash flow is composed by the net income after tax, added by non-cash items (amortizations and depreciations), deducted by investments in operational assets (working capital, installed capacity, etc.).

ESTIMATES

Based on conservative projected cash flows for 10 years, and considering a terminal value thereon (considering a 5% p.a. growth rate on perpetuity), we have discounted such amounts using a real discount rate of 10.5% p.a.

FINAL RESULTS

Based on the studies performed by APSIS, on the base date of March 31 2007, the appraisers have attributed the value described below to each VIVAX Unit, composed of two preferred shares and one preferred share of Vivax:

Discount rate		10,5%

Growth rate - perpetuity		5%
VIVAX VALUE (R$ th.)

DISCOUNTED CASH FLOW	R$	657.837

DISCOUNTED TERMINAL VALUE	R$	1.549.372

VIVAX OPERATIONAL VALUE	R$	2.207.209

NET DEBT	R$	(115.608)
CASH	R$	104.392
DEBENTURES	R$	(220.000)

VIVAX MARKET VALUE (R$ th)	R$	2.091.601

# of shares (ths.)		110.398
Price per share (R$)	R$	18,945950

Price per Unitt (R$)	R$	56,837849

2

3

INDEX
1.	INTRODUCTION	5

2.	PRINCIPLES AND QUALIFICATIONS	6

3.	RESPONSIBILITY LIMITATION	7

4.	VALUATION METHODOLOGY	8

5.	COMPANY DESCRIPTION	11

6.	VIVAX VALUATION	14

7.	DETERMINATION OF VALUE OF SHARES	18

8.	CONCLUSION	19

9.	ANNEX DESCRIPTION	20

4

1. INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL Ltda (“APSIS”), with its headquarters at Rua São José, n.º 90 - grupo 1.802, on the city of Rio de Janeiro, in the state of Rio de Janeiro, with CNPJ under n.º 27.281.922/0001 -70, has been engaged to calculate the value of VIVAX shares to be used in connection to the capital increase of NET in accordance to the terms of article 8 of Law No. 6.404/76.

Under this report, APSIS has used information and data proved by third partied, on either the form of written documents or verbally by the client. The estimated used herein are based on such documents and information, including, but not limited to, the following:

  VIVAX financial reports on the base date;
  VIVAX financial reports for the years of 2004, 2005 and 2006;
  VIVAX long term business plan.

APSIS team responsible for this project consists of the following professtionals:

• ADRIANO GONÇALVES DOS SANTOS
accountant (CRC/RJ 081457/O -0)
• AMILCAR DE CASTRO
project manager
• ANA CRISTINA FRANÇA DE SOUZA
engineer
post graduation in accounting (CREA/RJ 91.1.03043 -4)
• LUIZ PAULO CESAR SILVEIRA
engineer
master in business administration (CREA/RJ 89.1.00165 -1)
• MARGARETH GUIZAN DA SILVA OLIVEIRA
engineer, (CREA/RJ 91.1.03035 -3)
• RICARDO DUARTE CARNEIRO MONTEIRO
engineer
post graduation in economic engineering (CREA/RJ 30137-D)
• SÉRGIO FREITAS DE SOUZA
economist (CORECON/RJ 23521-0)

5

2. PRINCIPLES AND QUALIFICATIONS

This individualized and identified report judicially follows the fundamental principles described below.

  Our consultants do not have any personal inclination concerning the matter of this report, and do not benefit from the transaction described herein. There is no conflict of interest which would prevent our consultants on preparing this appraisal.

  For the best knowledge and credit of our consultants, the analysis, opinions and conclusion expressed herein are based on data, diligence, research and studies true and correct.

  This report contains all the limitations applicable for the methodologies adopted, which affect the analysis, opinions and conclusions contained herein.

  APSIS fees are not dependent upon, in any manner whatsoever, the conclusions of this report.
  APSIS assumes full responsibility, including the implied ones, concerning the matter of Valuation Engineering for the exercise of its functions according to the laws, codes and specific regulations.

  This report assumes that all information received by third parties are correct, and the source of such information is specifically indicated in this report.

  Foreign exchange rate as of march 31 2007: US$ 1,00 = R$ 2,0504 (source: Central Bank of Brazil).

  This report has been prepared by APSIS. Only APSIS consultants have prepared the analysis and the conclusions expressed herein.

  For our projections we have assumed the existence of no liens, judicial or otherwise, under the companies evaluated herein (except for such liens that are specifically identified in this report).

  This report conforms with the specification and criteria established under USPAP (Uniform Standards of Professional Appraisal Practice), and the rules imposed by different authorities, including: Economic Ministry, Central Bank, Banco do Brasil, CVM – Comissão de Valores Mobiliários, SUSEP - Superintendência de Seguros Privados, RIR – Regulamento de Imposto de Renda, etc.

6

3. RESPONSIBILITY LIMITATION

  Under the performance of this report, APSIS relied on information and historical data audited (and non-audited) by third parties and non- audited projected data, provided on written or oral form by the company management or other sources described herein. APSIS has assumed such data and information true and correct and APSIS does not assume any responsibility in connection with its correctness.

  This work does not consist either an audit of the financial information or a review of the work performed by the auditors.
  Our work has been performed for the use of NET and the other companies involved in the transaction, to achieve the objective described herein.

  The analysis and conclusions contained in this report are based on a series of assumptions, made on this current date, concerning future operational projections, including: prices, volumes, market share, revenues, taxes, investments, operational margins, etc. Therefore, future operational results may differ substantially from any projection or estimate contained in this report.

7

4. VALUATION METHODOLOGY

INCOME APPROACH: CASH FLOW

This methodology defines the company profitability as its operational value, which is equivalent of the discounted amount of its future cash flows. This cash flow is composed by the net income after tax, added by non-cash items (amortizations and depreciations), deducted by investments in operational assets (working capital, installed capacity, etc.).

The period used for the projections is determined taking into consideration the time frame for the company to achieve stable operational activity (i.e. no significant operational changes) . The cash flow is brought at present value, considering a discount rate which reflects the risk associated to the market, company and capital structure.

FREE CASH FLOW

To calculate the free cash flow we have used the Invested Capital as the income measurement indicator, where:

INVESTED CAPITAL FREE CASH FLOW
Earnings before non-cash items, interest and taxes (EBITDA)
( - ) Non-cash items (depreciation and amortization)
( = ) Net income before interest and taxes (EBIT)
( - ) Taxes and Social Contribution(IR/CSSL)
( = ) Net income after taxes
( + ) Non-cash items (depreciation and amortization)
( = ) Gross cash flow
( - ) Capital Investments (CAPEX)
( + ) Other inflows
( - ) Other outflows
( - ) Change in working capital
( = ) Free cash flow

8

TERMINAL VALUE

After the projected period it is considered a perpetuity, which contemplates all the cash flows (including its growth) to be generated after the last year of the projections. The terminal value of the company (perpetuity) is usually estimated by the constant growth model. Such model assumes that after the projected period, the net income will grow forever at a constant rate. This method calculates the value of the perpetuity for the last year of the projected period, considering a geometric projection model, which is then discounted back for the first year of the projection.

DISCOUNT RATE

The discount rate used to calculate the present value of the income determined under the projected free cash flow represents the minimum return required by investors considering the company will be financed entirely by equity capital which will demand a higher return than the return obtained by an investment with standard risk and considering third party capital.

This rate is calculated using the WACC - Weighted Average Cost of Capital method. Under this method, the cost of capital is determined by the market weighed average of the components of the capital structure (own and third party capital), as described below.

9

WACC = (Re x We) + Rd (1 –t) x Wd

Re =	cost of own capital
Rd =	cost of third party capital
We =	weight of own capital on the capital structure
Wd =	weight of third party capital on the capital structure
T =	effective interest and social contribution rate

Cost of third	Rd = Rf (*) + alfa + Rp
party capital

Rf (*)	Risk free rate – based on 10 years US treasury bonds, net of
US inflation

Alfa	Specific Risk – represents the risk of investing in the
specific company.

Cost of own capital	Re = Rf + beta*(Rm – Rf) + Rp

Rf	Risk free rate – based on 30 years US treasury bonds, net
of long term US inflation

Rp	Country Risk – represents the risk spread of investing in an asset of a specific country comparing to a similar
investment in assets of a safe country.

Rm	Market risk – measures the risk of a diversified porfolio of shares for a period of 30 years

beta	Adjusts the market risk to a risk of an specific sector

leveraged beta	Adjusts the beta determined to a specific sector to a
specific company.

ENTREPRISE VALUE

The free cash flow of Invested Capital is generated by the global operation of the company, which is available for all capital providers (i.e. shareholders and other investors) . Therefore it is necessary to deduct the third party debt in order to determine the equity value of the company.

Another required adjustment is the inclusion of non operational assets. We consider non operational assets, such assets that are not consolidated in the operations of the company. Such assets are added to the operational value.

10

5. COMPANY DESCRIPTION

The company was founded on 1996 under the denomination of Horizon Cablevision do Brasil S.A., with the intent to participate in the Cable TV market and as a provider of high speed data and Internet broadband within the Brazilian market. On June 24 2005, the company changed its denomination to Vivax S.A.

On the year of its foundation, the Company participated in the auction process opened by the federal government and acquired the concession to explore cable TV and broadband services in 35 municipalities, being 32 in the country side of São Paulo state, one of the wealthiest regions of Brazil, 2 on the border of Rio d Janeiro and São Paulo state and 1 in Manaus, the largest commercial and industrial pole of the North region of Brazil.

As the market grew, the company started to invest in the acquisition of cable TV companies and on the end of 2003, the Company acquired from da Canbras Communications Corp. and da Canbras Holding Ltda. the shares from Canbrás ParticipaÇões Ltda, a holding company of a series of cable TV concessions.

The Company is contolled by Brasil TV a Cabo ParticipaÇões S.A. (BTVC), which holds 52,6% of the common shares of Vivax. BTVC was founded on April 28 2007, and currently has Mr. Fernando Norbert and Net ServiÇos de ComunicaÇão S.A. as shareholders.

On 2005, the Vivax group completed a corporate restructuring process in order to concentrate the operations of the companies TV Mogno Ltda., TV Eucalipto Ltda. and Canbrás TV a Cabo Ltda. in a single entity, thereby transferring the operational assets to the Company. The purpose of this restructuring was to provide for greater operational, administrative and financial efficiency with substantial operational costs reductions ..

After the conclusion of this corporate restructuring, the companies Canbrás TV a Cabo Ltda., TV Mogno Ltda. and TV Eucalipto Ltda. remain with no operations. The assets of such companies have been transferred as of July 01 2005 to the Company, who absorbed the services provided by such entities ..

The company work force is composed of 933 (nine hundred and thirty three) full time employees, split among 19 (nineteen) branches on cities of the states of São Paulo, Amazonas andRio de Janeiro.

11

THE COMPANY IN THE TELECOM SECTOR

The company holds a concession with an authorization to provide Cable TV Services. The Company is the second largest cable TV operation in Brazil based on the number of connected subscribers, following NET ServiÇos de ComunicaÇão S.A.

Since its inception, the Company focused its efforts in the deployment of its cable network in cities of the state of São Paulo, without intentions to compete in capitals.

The Company explores the Cable TV services in 34 cities, being 24 cities with less than 300.000 inhabitants (Americana, AraÇatuba, Araraquara, Araras, Atibaia, BraganÇa Paulista, CaÇapava, Hortolândia, Itapetininga, Jacareí, Limeira, Mogi GuaÇu, Mogi Mirim, Rio Claro, Santa Bárbara D’Oeste, Sumaré, Taubaté, Cubatão, Guarujá, Praia Grande, Bertioga, Santa Branca e São Caetano do Sul, in the state of São Paulo, Barra Mansa e Resende, in the state of Rio de Janeiro), 7 cities with population between 300.000 and 700.000 inhabitants (Mogi das Cruzes, Santo André, São Jose dos Campos, São Vicente, Santos, Diadema e Mauá, all in the state of São Paulo), and 2 cities with population over 700.000 inhabitants (Manaus, in the state of Amazonas and São Bernardo do Campo in the state of São Paulo).

BUSINESS

The main products and services offered by the Company are: (i) Cable TV services, commercialized under the brand Vivax, with several programming packages; (ii) services of high speed data transmission, or internet broadband, also commercialized under the brand Vivax, targeted at the corporate and residential markets; (iii) network rental and data transmission services to telecom providers; and (iv) sale of midia space in tv channels, targeted at advertising agencies.

On the end of 2005, the internet broadband services were available in 31 out of 34 cities in operation, representing 99.4% of the total households covered by the Company.

12

PAID IN CAPITAL

The paid in capital of VIVAX is composed by 110.398.323 shares, being 56.142.018 common shares and 54.256.305 preferred shares, as described in the table below:

Shareholder	Common Shares		Preferred Shares
	Amount	%	Amount	%
Brasil TV a Cabo Part. S.A.	29.508.429	52,6%	-	-
Net ServiÇos de ComunicaÇão S.A.	5.033.588	9,0%	11.056.300	20,4%
Others	21.600.001	38,4%	43.200.005	79,6%
Total	56.142.018	100%	54.256.305	100%

13

6. VIVAX VALUATION

To determine the value of Vivax shares, we have performed a valuation based on future income method. The economic -financial modeling was conducted to demonstrate the cash flow generating capacity for the projected period. We have used the information described above to prepare such projections.

The projection were performed for the period we deemed necessary, considering good operational and administrative conditions, considering the following assumptions:

  the methodology is based on the discounted free cash flow generation;
  to determine the value of the company, we have considered a 10 (ten) years period;
  the free cash flow was analytically projected for a 10 years period from 2007 until 2016. We have considered a perpetuity after year 10;
  the annual period considers a fiscal period starting on april 01st and ending on March 31sts.
  The cash flow was projected on a constant currency basis and the present value calculated using a real discount rate (does not consider inflation).
  Unless otherwise indicated all figures are in million reais.

On Annex I, we present on detail the economic -financial modeling.

HISTORICAL FINANCIAL ANALYSIS

Vivax has demonstrated a growing pattern of sales over the years. The graph below represents the Operating Gross Revenues for the years from 2004 to 2006:

During 2005, Vivax experienced a growth rate of 17.9% when compared to 2004. The growth is coming mainly for the expansion of internet broadband. Nevertheless, cable TV remains as the company’s cash cow representing over 63% of gross revenues. Other items with a relevant growth were fiber optical rent, midia and installation. The three services add up for a little more than 10% of total revenues.

14

PROJECTION ASSUMPTIONS

The projections were based on the long term business plan and the company’s historical data.

INFLOWS AND OUTFLOWS	ASSUMPTIONS

NET OPERATING REVENUES (ROL)	•	Homes Passes – Considers 6.960 Km of network passing by 1.239 mil households on year 1 with a constant growth rate of 2%a.a. over the projected period;
	•	Subscribers – Assumes 32% of Homes Passed on year 1. This penetration increases, conservatively, until 41% on year 10. On year 1, subscribers are distributed on the following services: Analog and Digital Cable TV, Internet Broadband and VOIP (detail in Annex 1).
	•	Average Revenue per User – Assumes R$1.116,54 on year 1. This is the average for the services described above. This revenue gradually increases due to the growth of Digital cable TV.

TAX ON SALES	•	Assumes 14,29% of gross revenue for the entire period.

PROGRAMMING COSTS	•	Assumes 15% of gross revenue on year 1, gradually increasing up to 17% on year 4 and steady thereafter. The programming costs are split on the following services: Analog programming, Digital programming, Magazines, ECAD and Others.
	•	Considers the increasing share of digital programming costs gradually over the projected period (details on Annex I).

IP BAND	•	Assumes monthly cost of R$11,95/ broadband subscriber over the projected period.

MARKETING & SALES	•	Assumes 7% of gross revenues on year 1, gradually decreasing up to 4% on year 5 and steady thereafter.
	•	Considers reduction on marketing and sales costs over the projected period.

CUSTOMER SUPPORT CENTRAL HELP DESK	•	Assumes 2% of gross revenues over the entire period.

TECHNICAL SERVICES	•	Assumes 3% of gross revenues over the entire period.

EXTERNAL NETWORK MAINTENANCE	•	Assumes 7% of gross revenues on year 1, gradually decreasing up to 4% on year 4 and steady thereafter.
	•	Assumes reduction in engineering and external network costs overperiodthe projected

15

INFLOWS AND OUTFLOWS	ASSUMPTIONS

BILLING	•	Assumes monthly cost of R$2,11/subscriber over the projected period.

BAD DEBT	•	Assumes 2% of gross revenues over the projected period.

G&A	•	Assumes monthly cost of R$10,00/ subscriber over the projected period.

INCOME TAXES	•	Assumes 34% over EBIT.
	•	Fixed rate

16

WORKING CAPITAL

Projected based on the balances of VIVAX balance sheet ended on March 31 2007 (Annex 2).

INVESTIMENTS

Assumed R$ 652 million of investments in infra-structure, installation, IT and fixed assets distributed over 10 years.

DISCOUNT RATE DETERMINATION

Calculated using the WACC - Weighted Average Cost of Capital method. Under this method, the cost of capital is determined by the market weighed average of the components of the capital structure (own and third party capital), Calculated using the WACC - Weighted Average Cost of Capital. The real discount rate calculated was of 10,5% a.a.

DETERMINATION OF OPERATIONAL VALUE

Based on the operation cash flow projected for the following 10 years and on the terminal value thereon (considering a growth rate of 5% on perpetuity), we have discounted such amounts using the real discount rate described above.

NON OPERATIONAL ASSETSATIVOS NÃO OPERACIONAIS

We have not considered non operational assets.

DEBT ANALYSIS

Vivax holds on the base date a net debt equivalent to R$ 115.608 mil, as described below:

Debentures                           R$ 220.000 mil

Cash & Equivalents              R$ 104.392 mil

17

7. DETERMINATION OF VALUE OF SHARES

Summarizing the items described above (and detailed on Annex 1), we have reached the following amounts as of March 31 2007:

discount rate		10,0%		10,5%		11,0%
perpetuity growth rate		5%		5%		5%

VALOR DA VIVAX (R$ mil)

DICOUNTED CASH FLOW	R$	678.553	R$	657.837	R$	637.881

DISCOUNTED TERMINAL VALUE	R$	1.782.625	R$	1.549.372	R$	1.358.046

VIVAX OPERATIONAL VALUE	R$	2.461.178	R$	2.207.209	R$	1.995.926

NET DEBT	R$	(115.608)	R$	(115.608)	R$	(115.608)
CASH	R$	104.392	R$	104.392	R$	104.392
DEBENTURES	R$	(220.000)	R$	(220.000)	R$	(220.000)

VIVAX MARKET VALUE (R$ mil)	R$	2.345.570	R$	2.091.601	R$	1.880.318

Number of Shares (ths.)		110.398		110.398		110.398
Price per share (R$)	R$	21,246430	R$	18,945950	R$	17,032129
Price per Unit (R$)	R$	63,739291	R$	56,837849	R$	51,096388

18

8. CONCLUSION

In light of the analysis performed and in the documentation described above and based on the studies prepared by APSIS, the appraisers have concluded that the value for each VIVAX Unit, composed of two preferred shares and one common share, on the base date of March 31 2007, is of R$ 56,837849 (fifty six reais, comma eight three seven four eight nine).

This RJ-0153/07 -01 appraisal is concluded and is composed of 19 (nineteen) single pages and 04 (four) annexes and printed in 03 (three) original copies. APSIS Consultoria Empresarial Ltda., CREA/RJ 82.2.00620 -1 e CORECON/RJ RF/2.052 -4, a company specialized in the appraisal of assets, legally represented by its directors, are available for any inquiries that might be necessary.

Rio de Janeiro, 05 de maio de 2007

ANA CRISTINA FRAN A DE SOUZA	LUIZ PAULO CESAR SILVEIRA
Owner-Director	Director

19

9. ANNEX DESCRIPTION

1. VALUATION

2. SUPPORT DOCUMENTATION

3. GLOSSARY

4. APSIS PROFILE

20

APPRAISAL REPORT
RJ-0153/07-01
COPY 1/3

APPRAISAL #	RJ-0153/07-01

BASE DATE:	March 31 2007

CLAIMANT:	NET SERVIÇOS DE COMUNICAÇÃO S.A., with its headquarters at Rua
Verbo Divino, 1356, Chácara Santo Antonio, in the city of São Paulo, state of São Paulo, with CNPJ/MF under No 00.108.786/0001-65 (“NET”).

TARGET:	VIVAX S.A., with its headquarters at Avenida José Meneghel, 65, District
Maria J. Abraão, in the city of Americana, state of São Paulo, with
CNPJ/MF under No 01.402.946/0001-47 (“VIVAX”).

OBJECTIVE:	Calculate the value of VIVAX shares to be used in connection to the capital increase of NET in accordance to the corporate restructure described under chapter 5 herein, for the terms of article 8 of Law No.
6.404/76.

1

EXECUTIVE SUMMARY

APSIS CONSULTORIA EMPRESARIAL Ltda. (“APSIS”) has been engaged to calculate the value of VIVAX shares to be used in connection to the capital increase of NET in accordance to the terms of article 8 of Law No. 6.404/76.

The economic value has been calculated based on future results of VIVAX, calculated according to the discounted cash flow method. Such method defines the company profitability as its operational value, which is equivalent of the discounted amount of its future cash flows. This cash flow is composed by the net income after tax, added by non-cash items (amortizations and depreciations), deducted by investments in operational assets (working capital, installed capacity, etc.).

ESTIMATES

Based on conservative projected cash flows for 10 years, and considering a terminal value thereon (considering a 5% p.a. growth rate on perpetuity), we have discounted such amounts using a real discount rate of 10.5% p.a.

FINAL RESULTS

Based on the studies performed by APSIS, on the base date of March 31 2007, the appraisers have attributed the value described below to each VIVAX Unit, composed of two preferred shares and one preferred share of Vivax:

Discount rate		10,5%

Growth rate - perpetuity		5%
VIVAX VALUE (R$ th.)

DISCOUNTED CASH FLOW	R$	657.837

DISCOUNTED TERMINAL VALUE	R$	1.549.372

VIVAX OPERATIONAL VALUE	R$	2.207.209

NET DEBT	R$	(115.608)
CASH	R$	104.392
DEBENTURES	R$	(220.000)

VIVAX MARKET VALUE (R$ th)	R$	2.091.601

# of shares (ths.)		110.398
Price per share (R$)	R$	18,945950

Price per Unitt (R$)	R$	56,837849

2

3

INDEX
1.	INTRODUCTION	5

2.	PRINCIPLES AND QUALIFICATIONS	6

3.	RESPONSIBILITY LIMITATION	7

4.	VALUATION METHODOLOGY	8

5.	COMPANY DESCRIPTION	11

6.	VIVAX VALUATION	14

7.	DETERMINATION OF VALUE OF SHARES	18

8.	CONCLUSION	19

9.	ANNEX DESCRIPTION	20

4

1. INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL Ltda (“APSIS”), with its headquarters at Rua São José, n.º 90 - grupo 1.802, on the city of Rio de Janeiro, in the state of Rio de Janeiro, with CNPJ under n.º 27.281.922/0001 -70, has been engaged to calculate the value of VIVAX shares to be used in connection to the capital increase of NET in accordance to the terms of article 8 of Law No. 6.404/76.

Under this report, APSIS has used information and data proved by third partied, on either the form of written documents or verbally by the client. The estimated used herein are based on such documents and information, including, but not limited to, the following:

  VIVAX financial reports on the base date;
  VIVAX financial reports for the years of 2004, 2005 and 2006;
  VIVAX long term business plan.

APSIS team responsible for this project consists of the following professtionals:

• ADRIANO GONÇALVES DOS SANTOS
accountant (CRC/RJ 081457/O -0)
• AMILCAR DE CASTRO
project manager
• ANA CRISTINA FRANÇA DE SOUZA
engineer
post graduation in accounting (CREA/RJ 91.1.03043 -4)
• LUIZ PAULO CESAR SILVEIRA
engineer
master in business administration (CREA/RJ 89.1.00165 -1)
• MARGARETH GUIZAN DA SILVA OLIVEIRA
engineer, (CREA/RJ 91.1.03035 -3)
• RICARDO DUARTE CARNEIRO MONTEIRO
engineer
post graduation in economic engineering (CREA/RJ 30137-D)
• SÉRGIO FREITAS DE SOUZA
economist (CORECON/RJ 23521-0)

5

2. PRINCIPLES AND QUALIFICATIONS

This individualized and identified report judicially follows the fundamental principles described below.

  Our consultants do not have any personal inclination concerning the matter of this report, and do not benefit from the transaction described herein. There is no conflict of interest which would prevent our consultants on preparing this appraisal.

  For the best knowledge and credit of our consultants, the analysis, opinions and conclusion expressed herein are based on data, diligence, research and studies true and correct.

  This report contains all the limitations applicable for the methodologies adopted, which affect the analysis, opinions and conclusions contained herein.

  APSIS fees are not dependent upon, in any manner whatsoever, the conclusions of this report.
  APSIS assumes full responsibility, including the implied ones, concerning the matter of Valuation Engineering for the exercise of its functions according to the laws, codes and specific regulations.

  This report assumes that all information received by third parties are correct, and the source of such information is specifically indicated in this report.

  Foreign exchange rate as of march 31 2007: US$ 1,00 = R$ 2,0504 (source: Central Bank of Brazil).

  This report has been prepared by APSIS. Only APSIS consultants have prepared the analysis and the conclusions expressed herein.

  For our projections we have assumed the existence of no liens, judicial or otherwise, under the companies evaluated herein (except for such liens that are specifically identified in this report).

  This report conforms with the specification and criteria established under USPAP (Uniform Standards of Professional Appraisal Practice), and the rules imposed by different authorities, including: Economic Ministry, Central Bank, Banco do Brasil, CVM – Comissão de Valores Mobiliários, SUSEP - Superintendência de Seguros Privados, RIR – Regulamento de Imposto de Renda, etc.

6

3. RESPONSIBILITY LIMITATION

  Under the performance of this report, APSIS relied on information and historical data audited (and non-audited) by third parties and non- audited projected data, provided on written or oral form by the company management or other sources described herein. APSIS has assumed such data and information true and correct and APSIS does not assume any responsibility in connection with its correctness.

  This work does not consist either an audit of the financial information or a review of the work performed by the auditors.
  Our work has been performed for the use of NET and the other companies involved in the transaction, to achieve the objective described herein.

  The analysis and conclusions contained in this report are based on a series of assumptions, made on this current date, concerning future operational projections, including: prices, volumes, market share, revenues, taxes, investments, operational margins, etc. Therefore, future operational results may differ substantially from any projection or estimate contained in this report.

7

4. VALUATION METHODOLOGY

INCOME APPROACH: CASH FLOW

This methodology defines the company profitability as its operational value, which is equivalent of the discounted amount of its future cash flows. This cash flow is composed by the net income after tax, added by non-cash items (amortizations and depreciations), deducted by investments in operational assets (working capital, installed capacity, etc.).

The period used for the projections is determined taking into consideration the time frame for the company to achieve stable operational activity (i.e. no significant operational changes) . The cash flow is brought at present value, considering a discount rate which reflects the risk associated to the market, company and capital structure.

FREE CASH FLOW

To calculate the free cash flow we have used the Invested Capital as the income measurement indicator, where:

INVESTED CAPITAL FREE CASH FLOW
Earnings before non-cash items, interest and taxes (EBITDA)
( - ) Non-cash items (depreciation and amortization)
( = ) Net income before interest and taxes (EBIT)
( - ) Taxes and Social Contribution(IR/CSSL)
( = ) Net income after taxes
( + ) Non-cash items (depreciation and amortization)
( = ) Gross cash flow
( - ) Capital Investments (CAPEX)
( + ) Other inflows
( - ) Other outflows
( - ) Change in working capital
( = ) Free cash flow

8

TERMINAL VALUE

After the projected period it is considered a perpetuity, which contemplates all the cash flows (including its growth) to be generated after the last year of the projections. The terminal value of the company (perpetuity) is usually estimated by the constant growth model. Such model assumes that after the projected period, the net income will grow forever at a constant rate. This method calculates the value of the perpetuity for the last year of the projected period, considering a geometric projection model, which is then discounted back for the first year of the projection.

DISCOUNT RATE

The discount rate used to calculate the present value of the income determined under the projected free cash flow represents the minimum return required by investors considering the company will be financed entirely by equity capital which will demand a higher return than the return obtained by an investment with standard risk and considering third party capital.

This rate is calculated using the WACC - Weighted Average Cost of Capital method. Under this method, the cost of capital is determined by the market weighed average of the components of the capital structure (own and third party capital), as described below.

9

WACC = (Re x We) + Rd (1 –t) x Wd

Re =	cost of own capital
Rd =	cost of third party capital
We =	weight of own capital on the capital structure
Wd =	weight of third party capital on the capital structure
T =	effective interest and social contribution rate

Cost of third	Rd = Rf (*) + alfa + Rp
party capital

Rf (*)	Risk free rate – based on 10 years US treasury bonds, net of
US inflation

Alfa	Specific Risk – represents the risk of investing in the
specific company.

Cost of own capital	Re = Rf + beta*(Rm – Rf) + Rp

Rf	Risk free rate – based on 30 years US treasury bonds, net
of long term US inflation

Rp	Country Risk – represents the risk spread of investing in an asset of a specific country comparing to a similar
investment in assets of a safe country.

Rm	Market risk – measures the risk of a diversified porfolio of shares for a period of 30 years

beta	Adjusts the market risk to a risk of an specific sector

leveraged beta	Adjusts the beta determined to a specific sector to a
specific company.

ENTREPRISE VALUE

The free cash flow of Invested Capital is generated by the global operation of the company, which is available for all capital providers (i.e. shareholders and other investors) . Therefore it is necessary to deduct the third party debt in order to determine the equity value of the company.

Another required adjustment is the inclusion of non operational assets. We consider non operational assets, such assets that are not consolidated in the operations of the company. Such assets are added to the operational value.

10

5. COMPANY DESCRIPTION

The company was founded on 1996 under the denomination of Horizon Cablevision do Brasil S.A., with the intent to participate in the Cable TV market and as a provider of high speed data and Internet broadband within the Brazilian market. On June 24 2005, the company changed its denomination to Vivax S.A.

On the year of its foundation, the Company participated in the auction process opened by the federal government and acquired the concession to explore cable TV and broadband services in 35 municipalities, being 32 in the country side of São Paulo state, one of the wealthiest regions of Brazil, 2 on the border of Rio d Janeiro and São Paulo state and 1 in Manaus, the largest commercial and industrial pole of the North region of Brazil.

As the market grew, the company started to invest in the acquisition of cable TV companies and on the end of 2003, the Company acquired from da Canbras Communications Corp. and da Canbras Holding Ltda. the shares from Canbrás ParticipaÇões Ltda, a holding company of a series of cable TV concessions.

The Company is contolled by Brasil TV a Cabo ParticipaÇões S.A. (BTVC), which holds 52,6% of the common shares of Vivax. BTVC was founded on April 28 2007, and currently has Mr. Fernando Norbert and Net ServiÇos de ComunicaÇão S.A. as shareholders.

On 2005, the Vivax group completed a corporate restructuring process in order to concentrate the operations of the companies TV Mogno Ltda., TV Eucalipto Ltda. and Canbrás TV a Cabo Ltda. in a single entity, thereby transferring the operational assets to the Company. The purpose of this restructuring was to provide for greater operational, administrative and financial efficiency with substantial operational costs reductions ..

After the conclusion of this corporate restructuring, the companies Canbrás TV a Cabo Ltda., TV Mogno Ltda. and TV Eucalipto Ltda. remain with no operations. The assets of such companies have been transferred as of July 01 2005 to the Company, who absorbed the services provided by such entities ..

The company work force is composed of 933 (nine hundred and thirty three) full time employees, split among 19 (nineteen) branches on cities of the states of São Paulo, Amazonas andRio de Janeiro.

11

THE COMPANY IN THE TELECOM SECTOR

The company holds a concession with an authorization to provide Cable TV Services. The Company is the second largest cable TV operation in Brazil based on the number of connected subscribers, following NET ServiÇos de ComunicaÇão S.A.

Since its inception, the Company focused its efforts in the deployment of its cable network in cities of the state of São Paulo, without intentions to compete in capitals.

The Company explores the Cable TV services in 34 cities, being 24 cities with less than 300.000 inhabitants (Americana, AraÇatuba, Araraquara, Araras, Atibaia, BraganÇa Paulista, CaÇapava, Hortolândia, Itapetininga, Jacareí, Limeira, Mogi GuaÇu, Mogi Mirim, Rio Claro, Santa Bárbara D’Oeste, Sumaré, Taubaté, Cubatão, Guarujá, Praia Grande, Bertioga, Santa Branca e São Caetano do Sul, in the state of São Paulo, Barra Mansa e Resende, in the state of Rio de Janeiro), 7 cities with population between 300.000 and 700.000 inhabitants (Mogi das Cruzes, Santo André, São Jose dos Campos, São Vicente, Santos, Diadema e Mauá, all in the state of São Paulo), and 2 cities with population over 700.000 inhabitants (Manaus, in the state of Amazonas and São Bernardo do Campo in the state of São Paulo).

BUSINESS

The main products and services offered by the Company are: (i) Cable TV services, commercialized under the brand Vivax, with several programming packages; (ii) services of high speed data transmission, or internet broadband, also commercialized under the brand Vivax, targeted at the corporate and residential markets; (iii) network rental and data transmission services to telecom providers; and (iv) sale of midia space in tv channels, targeted at advertising agencies.

On the end of 2005, the internet broadband services were available in 31 out of 34 cities in operation, representing 99.4% of the total households covered by the Company.

12

PAID IN CAPITAL

The paid in capital of VIVAX is composed by 110.398.323 shares, being 56.142.018 common shares and 54.256.305 preferred shares, as described in the table below:

Shareholder	Common Shares		Preferred Shares
	Amount	%	Amount	%
Brasil TV a Cabo Part. S.A.	29.508.429	52,6%	-	-
Net ServiÇos de ComunicaÇão S.A.	5.033.588	9,0%	11.056.300	20,4%
Others	21.600.001	38,4%	43.200.005	79,6%
Total	56.142.018	100%	54.256.305	100%

13

6. VIVAX VALUATION

To determine the value of Vivax shares, we have performed a valuation based on future income method. The economic -financial modeling was conducted to demonstrate the cash flow generating capacity for the projected period. We have used the information described above to prepare such projections.

The projection were performed for the period we deemed necessary, considering good operational and administrative conditions, considering the following assumptions:

  the methodology is based on the discounted free cash flow generation;
  to determine the value of the company, we have considered a 10 (ten) years period;
  the free cash flow was analytically projected for a 10 years period from 2007 until 2016. We have considered a perpetuity after year 10;
  the annual period considers a fiscal period starting on april 01st and ending on March 31sts.
  The cash flow was projected on a constant currency basis and the present value calculated using a real discount rate (does not consider inflation).
  Unless otherwise indicated all figures are in million reais.

On Annex I, we present on detail the economic -financial modeling.

HISTORICAL FINANCIAL ANALYSIS

Vivax has demonstrated a growing pattern of sales over the years. The graph below represents the Operating Gross Revenues for the years from 2004 to 2006:

During 2005, Vivax experienced a growth rate of 17.9% when compared to 2004. The growth is coming mainly for the expansion of internet broadband. Nevertheless, cable TV remains as the company’s cash cow representing over 63% of gross revenues. Other items with a relevant growth were fiber optical rent, midia and installation. The three services add up for a little more than 10% of total revenues.

14

PROJECTION ASSUMPTIONS

The projections were based on the long term business plan and the company’s historical data.

INFLOWS AND OUTFLOWS	ASSUMPTIONS

NET OPERATING REVENUES (ROL)	•	Homes Passes – Considers 6.960 Km of network passing by 1.239 mil households on year 1 with a constant growth rate of 2%a.a. over the projected period;
	•	Subscribers – Assumes 32% of Homes Passed on year 1. This penetration increases, conservatively, until 41% on year 10. On year 1, subscribers are distributed on the following services: Analog and Digital Cable TV, Internet Broadband and VOIP (detail in Annex 1).
	•	Average Revenue per User – Assumes R$1.116,54 on year 1. This is the average for the services described above. This revenue gradually increases due to the growth of Digital cable TV.

TAX ON SALES	•	Assumes 14,29% of gross revenue for the entire period.

PROGRAMMING COSTS	•	Assumes 15% of gross revenue on year 1, gradually increasing up to 17% on year 4 and steady thereafter. The programming costs are split on the following services: Analog programming, Digital programming, Magazines, ECAD and Others.
	•	Considers the increasing share of digital programming costs gradually over the projected period (details on Annex I).

IP BAND	•	Assumes monthly cost of R$11,95/ broadband subscriber over the projected period.

MARKETING & SALES	•	Assumes 7% of gross revenues on year 1, gradually decreasing up to 4% on year 5 and steady thereafter.
	•	Considers reduction on marketing and sales costs over the projected period.

CUSTOMER SUPPORT CENTRAL HELP DESK	•	Assumes 2% of gross revenues over the entire period.

TECHNICAL SERVICES	•	Assumes 3% of gross revenues over the entire period.

EXTERNAL NETWORK MAINTENANCE	•	Assumes 7% of gross revenues on year 1, gradually decreasing up to 4% on year 4 and steady thereafter.
	•	Assumes reduction in engineering and external network costs overperiodthe projected

15

INFLOWS AND OUTFLOWS	ASSUMPTIONS

BILLING	•	Assumes monthly cost of R$2,11/subscriber over the projected period.

BAD DEBT	•	Assumes 2% of gross revenues over the projected period.

G&A	•	Assumes monthly cost of R$10,00/ subscriber over the projected period.

INCOME TAXES	•	Assumes 34% over EBIT.
	•	Fixed rate

16

WORKING CAPITAL

Projected based on the balances of VIVAX balance sheet ended on March 31 2007 (Annex 2).

INVESTIMENTS

Assumed R$ 652 million of investments in infra-structure, installation, IT and fixed assets distributed over 10 years.

DISCOUNT RATE DETERMINATION

Calculated using the WACC - Weighted Average Cost of Capital method. Under this method, the cost of capital is determined by the market weighed average of the components of the capital structure (own and third party capital), Calculated using the WACC - Weighted Average Cost of Capital. The real discount rate calculated was of 10,5% a.a.

DETERMINATION OF OPERATIONAL VALUE

Based on the operation cash flow projected for the following 10 years and on the terminal value thereon (considering a growth rate of 5% on perpetuity), we have discounted such amounts using the real discount rate described above.

NON OPERATIONAL ASSETSATIVOS NÃO OPERACIONAIS

We have not considered non operational assets.

DEBT ANALYSIS

Vivax holds on the base date a net debt equivalent to R$ 115.608 mil, as described below:

Debentures                           R$ 220.000 mil

Cash & Equivalents              R$ 104.392 mil

17

7. DETERMINATION OF VALUE OF SHARES

Summarizing the items described above (and detailed on Annex 1), we have reached the following amounts as of March 31 2007:

discount rate		10,0%		10,5%		11,0%
perpetuity growth rate		5%		5%		5%

VALOR DA VIVAX (R$ mil)

DICOUNTED CASH FLOW	R$	678.553	R$	657.837	R$	637.881

DISCOUNTED TERMINAL VALUE	R$	1.782.625	R$	1.549.372	R$	1.358.046

VIVAX OPERATIONAL VALUE	R$	2.461.178	R$	2.207.209	R$	1.995.926

NET DEBT	R$	(115.608)	R$	(115.608)	R$	(115.608)
CASH	R$	104.392	R$	104.392	R$	104.392
DEBENTURES	R$	(220.000)	R$	(220.000)	R$	(220.000)

VIVAX MARKET VALUE (R$ mil)	R$	2.345.570	R$	2.091.601	R$	1.880.318

Number of Shares (ths.)		110.398		110.398		110.398
Price per share (R$)	R$	21,246430	R$	18,945950	R$	17,032129
Price per Unit (R$)	R$	63,739291	R$	56,837849	R$	51,096388

18

8. CONCLUSION

In light of the analysis performed and in the documentation described above and based on the studies prepared by APSIS, the appraisers have concluded that the value for each VIVAX Unit, composed of two preferred shares and one common share, on the base date of March 31 2007, is of R$ 56,837849 (fifty six reais, comma eight three seven four eight nine).

This RJ-0153/07 -01 appraisal is concluded and is composed of 19 (nineteen) single pages and 04 (four) annexes and printed in 03 (three) original copies. APSIS Consultoria Empresarial Ltda., CREA/RJ 82.2.00620 -1 e CORECON/RJ RF/2.052 -4, a company specialized in the appraisal of assets, legally represented by its directors, are available for any inquiries that might be necessary.

Rio de Janeiro, 05 de maio de 2007

ANA CRISTINA FRAN A DE SOUZA	LUIZ PAULO CESAR SILVEIRA
Owner-Director	Director

19

9. ANNEX DESCRIPTION

1. VALUATION

2. SUPPORT DOCUMENTATION

3. GLOSSARY

4. APSIS PROFILE

20

REPORT:	RJ-0143/07-01

REFERENCE DATE:	March 31, 2007

CLAIMANT:	VIVAX S.A., located at Avenida José Meneghel, 65, Distrito Maria J. Abraão, in the city of Americana, State of São Paulo, enrolled with the Brazilian Individual Taxpayers’ Registry of the Minister of Finance (CNPJ/MF) under n° 01.402.946/0001-47, hereinafter called Vivax.

TARGET:	BRASIL TV A CABO PARTICIPAÇÕES S.A., located at Avenida José Meneghel, n° 65, room 2, Distrito Maria J. Abraão, city of Americana, State of São Paulo, enrolled with the Brazilian Individual Taxpayers’ Registry of the Minister of Finance (CNPJ/MF) under n° 01.924.561/0001- 40, hereinafter called BTVC.

PURPOSE:	Verify the net worth of BTVC in order for its incorporation to VIVAX, on the terms of articles 226 and 227 of Law n° 6.404, of 12/15/1976 (Brazilian Corporate Law).

1

INDEX

1. INTRODUCTION	3

2. PRINCIPLES AND RESTRICTIONS	4

3. LIMITATIONS ON LIABILITY	5

4. ASSESSMENT METHODOLOGY	6

5. NET WORTH ASSESSMENT	7

6. CONCLUSION	8

7. LIST OF APPENDIXES	9

2

1. INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL Ltda, hereinafter called APSIS, located at Rua São José, 90 – grupo 1.802, in the city of Rio de Janeiro, in the state of Rio de Janeiro, enrolled with the Brazilian Individual Taxpayers’ Registry of the Minister of Finance (CNPJ/MF) under n° 27.281.922/0001 -70, was designated to determine the net worth of BTVC on the terms of articles 226 and 227 of Law n° 6.404, of 12/15/1976 (Limited Liability Companies Law [Lei das S/A]), in order to support the operations of corporation’s restructuring operation.

During its elaboration, data and information provided by third parties were employed, namely documents and oral interviews with the client. The estimates used in this process are based on documents and information, among others, as follows:

  BTVC’s Statement of Account on March 31, 2007

APSIS has recently performed assessments with numerous purposes for the following corporations:

  AMÉRICA LATINA LOGÍSTICA DO BRASIL S/A
  BANCO PACTUAL S/A
  CIMENTO MAUÁ S/A
  ESTA-EMPRESA SANEADORA TERRITORIAL AGRÍCOLA S/A.
  GEODEX COMMUNICATIONS DO BRASIL S/A
  GERDAU S/A
  HOTÉIS OTHON S/A
  IBEST S/A
  L.R. CIA.BRAS.PRODS. HIGIENE E TOUCADOR S/A
  LIGHT SERVIÇOS DE ELETRICIDADE S/A
  LOJAS AMERICANAS S/A
  MINASGÁS S/A DISTRIB. DE GÁS COMBUSTÍVEL
  REPSOL YPF BRASIL S/A
  TAM TRANSPORTES AÉREOS MERIDIONAL S/A
  WAL PETROLEO S/A

APSIS’s staff responsible for the execution of work hereof is composed of the following professionals:

•	ADRIANO GONÇALVES DOS SANTOS
accountant (CRC/RJ 081457/O-0)

•	ANA CRISTINA FRANÇA DE SOUZA
civil engineer
post-graduate degree in Accounting (CREA/RJ 91.1.03043-4)

•	LUIZ PAULO CESAR SILVEIRA
mechanical engineer
master’s degree in Business Administration (CREA/RJ 89.1.00165-1)

•	MARGARETH GUIZAN DA SILVA OLIVEIRA
civil engineer, (CREA/RJ 91.1.03035-3)

•	RICARDO DUARTE CARNEIRO MONTEIRO
civil engineer
post-graduate degree in Economic Engineering (CREA/RJ 30137-D)

•	SÉRGIO FREITAS DE SOUZA
economist (CORECON/RJ 23521-0)

3

2. PRINCIPLES AND RESTRICTIONS

The report hereafter enumerated, calculated and particularized, complies strictly with the following underlying principles:

  The consultants do have any direct or indirect interest in the corporations involved in the operation, as well as there is not any other relevant circumstance which can characterize conflict of interest.
  To the best knowledge and belief of the consultants, the analyses, opinions and conclusions hereto expressed are based upon truthful and precise data, endeavors, researches and information collection.
  The report hereunder presents all the limiting conditions imposed by the methodologies applied, which affect the analyses, opinions and conclusions contained thereto.
  APSIS’s fees are not, in any conceivable way, subject to the conclusions hereof.
  APSIS is completely liable for the Assessment Engineering subject, the implicit liabilities as well, in the exercise of its most honorable functions, duely established by laws, codes and applicable regulations.
  It is hereof surmised that the information provided by third parties are correct, and the sources thereof are contained herein.
  Exchange rate on March 31, 2007: US$ 1,00 = R$ 2,0504 (source: Brazilian Central Bank [Banco Central do Brasil]) .
  This document was elaborated by APSIS and no one else, except for its own consultants, prepared the analyses and conclusions there from.
  For the purpose of projection, we assumed the inexistence of liens or encumbrances whatsoever, judicial or otherwise, applying to the companies involved except those listed herein.
  This report complies with the specifications and criteria established by USPAP (Uniform Standards of Pressional Appraisal Practice), in addition to the demands requested by different institutions, such as: Minister of Finance [Ministério da Fazenda], Central Bank [Banco Central], Banco do Brasil, CVM- Securities Commission [CVM – Comissão de Valores Mobiliários], SUSEP – Personal Insurance Registry [SUSEP - Superintendência de Seguros Privados] . RIR- IRS Regulation [RIR- Regulamento de Imposto de Renda], etc.
  The controller and administrators of the companies involved did not lead, limit, obstruct or executed any acts that have or may have prevented the access, the usage or the acquaintance with any information, goods, documents or work methodologies relevant for the quality of the respective conclusions contained herein.

4

3. LIMITATIONS ON LIABILITY

  In order to elaborate the report herein, APSIS utilized information and historical data audited or non-audited by third parties, and non-audited projected data, provide either in print or orally by the corporation’s administration or obtained from the sources mentioned herein. Therefore, APSIS surmised that the data and information gatheres for this report were true and is not responsible for their reliability.
  The scope hereof does not include auditing of the financial statements or the revision of assignments performed by its auditors.
  Our assignment was executed for VIVAX’s use, its shareholders and other companies involved in the project, and was aimed at the purpose described herein.
  We are not liable for the occasional losses VIVAX and its affiliates, its shareholders, directors, lenders or other parties may undergo as a consequence of the utilization of the data and information provided by the corporation and contained herein.
  The analyses and the conclusions contained herein are based upon numerous premises, executed on the date hereto, of future operational projections, such as: prices, volumes, market share, revenue, taxes, investiments, operational margins, etc. Therefore, the company’s future operational results may be differ from the forecast and estimation herein.

5

4. ASSESSMENT METHODOLOGY

Inspection of the supporting documentations mentioned above with the purpose of verifying proper bookkeeping and in compliance with the due regulating, normative and statury legal dispositions within the “Generally Accepted Accounting Principles and Protocols” .

BTVC’s accounting books and all other documents necessary for the execution of this report have been examined, and it was executed on the basis of BTVC’s statement concluded on March 31, 2007 (Appendix 1).

The experts have verified that BTVC’s assets and liabilities are duely accounted.

6

5. NET WORTH ASSESSMENT

BTVC’s accounting books and all other documents necessary for the execution of this report have been examined.

BTVC’s relevant assets are VIVAX’s shares, which account for 27.19% of its equity capital.

The experts have verified that BTVC’s net worth is R$ 93.256.559,85 (ninety three million, two hundred and fifty six thousand, five hundred and fifty nine reals and eighty five cents) on March 31, 2007, namely:

BRASIL TV A CABO PARTICIPAÇÕES S.A.
DATA BASE: 31-mar-07

CONTAS	VALOR (REAIS)
RELEVANTES	CONTABIL

ATIVO	93.347.581,40

CIRCULANTE	10.785,14
DISPONÍVEL	10.785,14
BANCOS	8.292,26
IMPOSTOS A RECUPERAR	2.492,88

PERMANENTE	93.336.796,26
INVESTIMENTOS - VIVAX S.A.	93.336.796,26

PASSIVO	91.021,55

CIRCULANTE	72,16
IMPOSTOS A PAGAR	72,16

EXIGÍVEL A LONGO PRAZO	90.949,39
PROVISÃO PARA CONTINGÊNCIAS	90.949,39

PATRIMÔNIO LÍQUIDO	93.256.559,85

7

6. CONCLUSION

Based upon the inspection of the documents mentioned hereto and APSIS’s studies, the experts have concluded that BTVC’s net worth totals R$ 93.256.559,85 (ninety three million, two hundred and fifty six thousand, five hundred and fifty nine reals and eighty five cents). Once the Incorporated’s (BTVC) and the Incorporating’s (VIVAX) participation are deducted, and considering as a subsequent event the rebate of the contingency fund, the net amount to be invested totals R$ 10.712,98 (ten thousand, seven hundred and twelve reals and ninety eight cents).

Report RJ-0143/07 -01, composed of 9 (nine) leaves typed on a single page and 03 (three) appendixes and extracted from 03 (three) original documents, being thus concluded, APSIS Consultoria Empresarial Ltda, CREA/RJ 82.2.00620 -1 and CORECON/RJ RF/2.052 -4, a company specialized in asset assessment, represented by its duly authorized directors, is at disposal for any clarifications deemed necessary.

Rio de Janeiro, April 25, 2007.

ANA CRISTINA FRANÇA DE SOUZA	LUIZ PAULO CESAR SILVEIRA	ADRIANO GONÇALVES DOS SANTOS
Sócia-diretora	Diretor	contador (CRC/RJ 081457/O-0)

8

7. LIST OF APPENDIXES

1. SUPPORTING DOCUMENTS

2. GLOSSARY

3. APSIS’S PROFILE

SÃO PAULO – SP	RIO DE JANEIRO – RJ
Av. Vereador José Diniz, 3.300, Cj. 808	Rua São José, 90, grupo 1802
Work Center 4, CEP: 04604-006	Centro, CEP: 20010-020
Tel.: + 55 11 2626.0510 Fax: + 55 11 2626.0510	Tel.: + 55 21 2212.6850 Fax: + 55 21 2212.6851

9

CLAIMANT:

NET SERVIÇOS DE COMUNICAÇÃO S.A., with its headquarters at Rua Verbo Divino, 1356, Chácara Santo Antonio, in the city of São Paulo, state of São Paulo, with CNPJ/MF under No 00.108.786/0001-65 (“NET”), and;

VIVAX S.A., with its headquarters at Avenida José Meneghel, 65, District Maria J. Abraão, in the city of Americana, state of São Paulo, with CNPJ/MF under No 01.402.946/0001-47 (“VIVAX”).

TARGET:

NET, VIVAX, and;

BRASIL TV A CABO PARTICIPAÇÕES S.A., with its headquarters at Avenida José Meneghel, nº 65, sala 2, district Maria J. Abraão, city of Americana, state of São Paulo, with CNPJ/MF under nº 01.924.561/0001-40 (“BTVC”)

OBJECTIVE:	Calculate the shareholders equity of NET, VIVAX and BVTC under the accounting and market prices approach in accordance to a corporate restructure under the terms of article 264 and paragraphs from Law 6.404/76, of 15.12.1976.

BASE DATE:	March 31 2007

1

EXECUTIVE SUMMARY

A APSIS CONSULTORIA EMPRESARIAL LTDA (APSIS) was hired by NET and VIVAX to calculate, at accounting and market prices, the value of the net worth of NET and VIVAX, to be used in the corporate restructuring, on the terms of article 264 of Law no. 6.404/76, from 15.12.1976 (Brazilian Corporate Law).

The technical approach used in this appraisal report is in accordance with the criteria established by the valuation standards. The valuation calculation made to determine the value of the assets were made based on the income, asset and market approach.

This appraisal indicates the market prices of the assets and liabilities of the companies, used to adjust NET e VIVAX net worth using the asset approach.

EVENTS AND ADJUSTMENTS CONSIDERED IN THE VALUATION

We considered in this appraisal the effect of the merger of BRASIL TV A CABO S.A. (BTVC) with VIVAX in its’ financial statements, assuming its approval.

2

TRANSACTION DESCRIPTION

On October 12 2006, NET and VIVAX released a relevant notice informing the market about the transfer of control of VIVAX to NET. This transaction is composed by the following steps:

i) transfer of minority interest – though the contribution of all the shares issued by VIVAX and BTVC owned by HTI to the capital of NET;

ii) transfer of control – this second step was dependent upont the pre-approval from Agência Nacional de TelecomunicaÇões (ANATEL), which approved the transaction through the incorporation of the remaining shares of VIVAX.

3

EXCHANGE RATIO

After we calculated the shareholder equity at market prices for NET and VIVAX, under the asset approach, considering as a subsequent event the effects of the incorporation of BTVC by VIVAX on the financial reports of VIVAX (assuming its approval), we have reached the following exchange ratios:

SUMMARY TABLE (31/MARCH/2007)

NET Shareholder Equity - Accounting	R$ 1.265.245.060,12
VIVAX Shareholder Equity - Accounting	R$ 349.103.438,14
NET Shareholder Equity at market prices	R$ 1.350.679.991,34
VIVAX Shareholder Equity at market prices	R$ 319.282.973,25
NET Shareholder Equity per share at market prices	R$ 4,572664
VIVAX Shareholder Equity per share at market prices	R$ 2,892100
Exchange Rate - Accounting	0,738244 NET shares equal to 1 VIVAX share
Exchange Rate at market prices	0,632476 NET shares equal to 1 VIVAX share

 4

INDEX

1. INTRODUCTION	6
2. PRINCIPLES AND QUALIFICATIONS	7
3. LIMITATIONS ON LIABILITY	8
4. VALUATION METHODOLOGY	9
5. NET SERVIÇOS – COMPANY DESCRIPTION	11
6. VIVAX – COMPANY DESCRIPTION	13
7. BTVC – COMPANY DESCRIPTION	15
8. THE TRANSACTION	16
9. VALUATION – NET ACCOUNTING SHAREHOLDER EQUITY	17
10. VALUATION – VIVAX ACCOUNTING SHAREHOLDER EQUITY	18
11. GENERAL APPROACH TO MARKET VALUATION	19
12. VALUATION – VIVAX SHAREHOLDER EQUITY AT MARKET PRICES	22
13. VALUATION – NET SHAREHOLDER EQUITY AT MARKET PRICES	25
14. VALUATION – BTVC SHAREHOLDER EQUITY AT MARKET PRICES	28
15. CALCULATION OF EXCHANGE RATIOS	30
16. CONCLUSION	31
17. ANNEX DESCRIPTION	33

5

1. INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL LTDA. (APSIS) was designated by NET and VIVAX to determine the share exchange ratio between VIVAX and NET shares, valuating the equity of both entities according to the same criteria and in the same dates at market prices, according to article 264 of Law n.º 6.404, from 15.12.1976 (Brazilian Corporate Law);

During its elaboration, data and information provided by third parties were employed, namely documents and oral interviews with the client. The estimates used in this process are based on documents and information, among others, as follows:

  bylaws of the companies;
  financial statement of the companies;
  corporate organization;
  analytical description of permanent assets;
  IAN and ITR of the companies;
  general documentation with information concerning the operational facilities, including data concerning built capacity.

APSIS’s staff responsible for the execution of work hereof is composed of the following professionals:

 •     ADRIANO GONÇALVES DOS SANTOS
       accountant (CRC/RJ 081457/O-0)

 •     AMILCAR DE CASTRO
       project manager

 •     ANA CRISTINA FRANÇA DE SOUZA
       engineer
       post graduate in accounting (CREA/RJ 91.1.03043-4)

 •     ELIANE RODRIGUES ITAJAHY
       accountant (CRC/RJ 061481-9)

 •     LUIZ PAULO CESAR SILVEIRA
       engineer
       master in business administration (CREA/RJ 89.1.00165-1)

 •     MARGARETH GUIZAN DA SILVA OLIVEIRA
       engineer, (CREA/RJ 91.1.03035-3)

 •     RICARDO DUARTE CARNEIRO MONTEIRO
       engineer
       post graduate in economic engineering (CREA/RJ 30137-D)

 •      SÉRGIO FREITAS DE SOUZA
       economist (CORECON/RJ 23521-0)

6

2. PRINCIPLES AND QUALIFICATIONS

The report hereafter enumerated, calculated and particularized, complies strictly with the following underlying principles:

  The consultants do have any direct or indirect interest in the corporations involved in the operation, as well as there is not any other relevant circumstance which can characterize conflict of interest

  APSIS’s fees are not, in any conceivable way, subject to the conclusions hereof.

  This document was elaborated by APSIS and no one else, except for its own consultants, prepared the analyses and conclusions there from.

  It is hereof surmised that the information provided by third parties are correct, and the sources thereof are contained herein.
  To the best knowledge and belief of the consultants, the analyses, opinions and conclusions hereto expressed are based upon truthful and precise data, endeavors, researches and information collection.

  APSIS is completely liable for the Assessment Engineering subject, the implicit liabilities as well, in the exercise of its most honorable functions, duely established by laws, codes and applicable regulations.

  For the purpose of projection, we assumed the inexistence of liens or encumbrances whatsoever, judicial or otherwise, applying to the companies involved except those listed herein.

  This report complies with the specifications and criteria established by USPAP (Uniform Standards of Pressional Appraisal Practice), in addition to the demands requested by different institutions, such as: Minister of Finance [Ministério da Fazenda], Central Bank [Banco Central], Banco do Brasil, CVM- Securities Commission [CVM – Comissão de Valores Mobiliários], SUSEP – Personal Insurance Registry [SUSEP - Superintendência de Seguros Privados] . RIR- IRS Regulation [RIR- Regulamento de Imposto de Renda], etc.

  The report hereunder presents all the limiting conditions imposed by the methodologies applied, which affect the analyses, opinions and conclusions contained thereto.

  The consultants do have any direct or indirect interest in the corporations involved in the operation, as well as there is not any other relevant circumstance which can characterize conflict of interest

  The controller and administrators of the companies involved did not lead, limit, obstruct or executed any acts that have or may have prevented the access, the usage or the acquaintance with any information, goods, documents or work methodologies relevant for the quality of the respective conclusions contained herein.
  This report was prepared according to the “Códigos de Ética Profissional do CONFEA- Conselho Federal de Engenharia, Arquitetura e Agronomia e do Instituto de Engenharia Legal”.

7

3. LIMITATIONS ON LIABILITY

  In order to elaborate the report herein, APSIS utilized information and historical data audited or non-audited by third parties, and non-audited projected data, provide either in print or orally by the corporation’s administration or obtained from the sources mentioned herein. Therefore, APSIS surmised that the data and information gatheres for this report were true and is not responsible for their reliability ..

  The scope hereof does not include auditing of the financial statements or the revision of assignments performed by its auditors.

  Our report was prepared for the use of the claimant for the purposes already mentioned, allowing it to be used and disclosed as part of the documents related to the corporate restructuring of NET, being authorized its reference in the publications related to it, and it might be filled with the Comissão de Valores Mobiliários – CVM and the Securities and Exchange Commission – SEC, and be available to shareholders and third parties.

  The understanding of this report and its conclusions depends on its full reading, including its annexes.

  We are not liable for the occasional losses of the claimant and its affiliates, its shareholders, directors, lenders or other parties may undergo as a consequence of the utilization of the data and information provided by the corporation and contained herein.

  The analyses and the conclusions contained herein are based upon numerous premises, executed on the date hereto, of future operational projections, such as: prices, volumes, market share, revenue, taxes, investments, operational margins, etc. Therefore, the company’s future operational results may be differ from the forecast and estimation herein.

  This analysis does not reflect events and its impacts, occurred after the issuance date of this report.

8

4. VALUATION METHODOLOGY

ASSET APPROACH – SHAREHOLDERS EQUITY AT MARKET VALUE

This methodology derives from the Generally Accepted Accounting Principles (GAAP), by means of which the financial statements are prepared based upon their historical cost, or acquisition cost.

Due to this principle and the fundamental principle of Accounting, a company’s assets book value less the liabilities book value equals its net worth.

The application of this methodology arises from the assets and the liabilities book value and requires adjustments to some of those items so that it reflects its probable market value. The result of its application may provide an initial basis for the estimation of the company’s value as well as a useful basis for the comparison to the results of application of other methodologies.

On the other hand, the basic principles of economics allow us to create the following assessment technique: the value determined for the assets less the value determined for the liabilities equals the value determined for the company’s net worth. From that perspective, the relevant value definitions are those appropriate for the purpose of the assessment being performed

Thus, the assets approach aims at assessing a company according to the adjustment of its book value to its respective market value.The assets and liabilities deemed relevant are assessed according to their due market value, and a comparison is made between that value and its book value.

The general assessment criteria applied for the adjustment of assets susceptible to a marked -to-market assessment are detailed in Chapter 8 of the report.

Those adjustments are properly analyzed and then added to the book value so as to determine the company’s market value through the assets approach. The company’s due market value will be its net worth, taking into consideration the adjustments found for the assets and liabilites assessed.

In this assessment, the methodology and the scope adopted had the purpose of assessing a “going concern company” . Therefore, the expanses incurred in the realization of assets or current liabilities, as well as those related to bankruptcy processes or the liquidation of companies, were not taken into consideration in the estimations.

9

VALUATION OF ACCOUNTING SHAREHOLDER EQUITY

We have examined the supporting documentation described above, aiming at verifying whether the books and records were accounting properly in compliance with all the applicable rules, regulations and statutes according to the “Generally Acceptable Accounting Principles” .

MAIN VALUATION STEPS

  Analysis of the company’s financial statements.

  Analysis of assets and liabilities accounts booked at the balance sheet, in order to identify accounts that might need adjustments. Calculation of the probable market value of such assets.

  Adjustment on the fixed assets of the companies based on its market value according to the asset valuation performed by APSIS.

  Calculation of the market value of the shareholder equity of the company and its shares.

10

5. NET SERVIÇOS – COMPANY DESCRIPTION

Net ServiÇos is the largest operator of pay television in Latin America, based on the number of subscribers and of homes connected. It covers 44 cities of the Brazil , including São Paulo , Rio of Janeiro , Belo Horizonte and Porto Alegre. It is also the largest provider of high speed Internet access via cable through its service Net Vírtua. Its network largess of ends coaxial and fiber optical covers about 36.000 kilometers , connecting approximately 7 millions of homes.

Currently , the main services include pay TV and the pay-per-view service, digital cable as Net Digital and broadband services as Net Virtua. With the NET Digital they can offer to its subscribers additional channels and more options of programming and value added services , such as channels of áudio containing a variety of packages musical “near video on - demand " and interactive services.

In 2006 NET, partnering with Empresa Brasileira de TelecomunicaÇões S.A. ("Embratel") has brought out the voice service Net Phone, which marks the entrance of the company in the “triple play” market. (bundle offer of video services , voice and internet) . The service works like a regular phone line and allows users to make local to any fixed or cellular phones.

11

Net ServiÇos network map

12

6. VIVAX – COMPANY DESCRIPTION

The company holds a concession with an authorization to provide Cable TV Services. The Company is the second largest cable TV operation in Brazil based on the number of connected subscribers, following NET ServiÇos de ComunicaÇão S.A.

Since its inception, the Company focused its efforts in the deployment of its cable network in cities of the state of São Paulo, without intentions to compete in capitals.

The Company explores the Cable TV services in 34 cities, being 24 cities with less than 300.000 inhabitants (Americana, AraÇatuba, Araraquara, Araras, Atibaia, BraganÇa Paulista, CaÇapava, Hortolândia, Itapetininga, Jacareí, Limeira, Mogi GuaÇu, Mogi Mirim, Rio Claro, Santa Bárbara D’Oeste, Sumaré, Taubaté, Cubatão, Guarujá, Praia Grande, Bertioga, Santa Branca e São Caetano do Sul, in the state of São Paulo, Barra Mansa e Resende, in the state of Rio de Janeiro), 7 cities with population between 300.000 and 700.000 inhabitants (Mogi das Cruzes, Santo André, São Jose dos Campos, São Vicente, Santos, Diadema e Mauá, all in the state of São Paulo), and 2 cities with population over 700.000 inhabitants (Manaus, in the state of Amazonas and São Bernardo do Campo in the state of São Paulo).

Business

The main products and services offered by the Company are: (i) Cable TV services, commercialized under the brand Vivax, with several programming packages; (ii) services of high speed data transmission, or internet broadband, also commercialized under the brand Vivax, targeted at the corporate and residential markets; (iii) network rental and data transmission services to telecom providers; and (iv) sale of midia space in tv channels, targeted at advertising agencies.

13

VIVAX NETWORK MAP

14

7. BTVC – COMPANY DESCRIPTION

Brasil TV a Cabo ParticipaÇões S.A. (BTVC) is a holding company, with no operational activities. The company is controlled by Mr. Fernando Norbert. BTVC only investment is represented by 29.508.429 common shares of VIVAX S.A., which represent 52,6% of the common shares issued by Vivax.

BTVC capital structure, as of the base date, is set forth on the table below:

	NET		F. Norbert		Total

	N° AÇões	%	N° AÇões	%	N° AÇões	%

PN	61.147.581	100,00%	-	-	61.147.581	100,00%

ON	14.804.214	48,42%	15.769.118	51,58%	30.573.332	100,00%

Total	75.951.795	82,81%	15.769.118	17,19%	91.720.913	100,00%

15

8. THE TRANSACTION

On October 12 2006, NET and VIVAX released a relevant notice informing the market about the transfer of control of VIVAX to NET. This transaction is composed by the following steps:

iii) transfer of minority interest – though the contribution of all the shares issued by VIVAX and BTVC owned by HTI to the capital of NET;

i) transfer of control – this second step was dependent upont the pre-approval from Agência Nacional de TelecomunicaÇões (ANATEL), which approved the transaction through the incorporation of the remaining shares of VIVAX.

EVENTS AND ADJUSTMENTS CONSIDERED IN THE VALUATION

We considered in this appraisal the effect of the merger of BRASIL TV A CABO S.A. (BTVC) with VIVAX in its’ financial statements, assuming its approval.

16

9. VALUATION – NET ACCOUNTING SHAREHOLDER EQUITY

The financial reports and other necessary documents were analyzed in order to elaborate this report:

It was concluded that the assets and liabilities were properly accounted.

The relevant assets:

  Vivax stocks and the respective goodwill in the acquisition of these stocks, that corresponds to 36,71%, directly and indirectly, of the capital:
  Net property and differed – assets part of the external network.

It was concluded that the net shareholders equity of Net ServiÇos is of R$ 1.265.245.060,12 (one billion, two jundred sixty five million, two hundred and forty five thousand, sixty reais and twelve cents), on March 31st, 2007:

EMPRESA:           NET SERVIÇOS DE COMUNICAÇÃO S/A (CONSOLIDADO)

CONTAS RELEVANTES	VALOR ( REAIS)

CONTABIL

ATIVO	3.214.001.977,25

ATIVO CIRCULANTE	780.411.907,49
REALIZÁVEL A LONGO PRAZO	592.381.365,54
ATIVO PERMANENTE	1.841.208.704,22
INVESTIMENTOS	565.586.472,50

VIVAX	128.114.852,19
OUTROS	163.655,24
AGIOS/DESÁGIOS	437.307.965,07

IMOBILIZADO	1.111.997.810,09

DIFERIDO	163.624.421,63

PASSIVO	-1.948.756.917,13

PASSIVO CIRCULANTE	-450.761.236,74
EXIG¥VEL A LONGO PRAZO	-1.465.059.667,43
PARTICIPAÇÕES MINORITÁRIAS	-233.464,43
RESULTADO DE EXERC¥CIOS FUTUROS	-32.702.548,53

PATRIMÔNIO L¥QUIDO	-1.265.245.060,12

17

10. VALUATION – VIVAX ACCOUNTING SHAREHOLDER EQUITY

The financial reports and other necessary documents were analyzed in order to elaborate this report. It was considered as a subsequent event the effects of the acquisition of BRASIL TV A CABO S.A. (BTVC) by VIVAX in the financial reports of Vivax:

It was concluded that the assets and liabilities of Vivax were properly accounted.

The relevant assets are:

  investments in affiliated companies

  concessions

  net property and differed – assets part of the external network.

  It was concluded that the net shareholders equity of Vivax is of R$ 349.103.438,14 (three hundred forty nine million, one hundred three thousand, four hundred and thirty eight reais and fourteen cents), on

March 31st, 2007.

EMPRESA: VIVAX S/A

VALOR ( REAIS )

CONTAS	CONTABIL
RELEVANTES	PRO FORMA

ATIVO	652.496.501,61

ATIVO CIRCULANTE	126.660.509,55
REALIZÁVEL A LONGO PRAZO	74.064.944,67
ATIVO PERMANENTE	451.771.047,39
INVESTIMENTOS	175.596.902,07

CONTROLADAS/COLIGADAS	36.248.961,78
AGIOS/DESÁGIOS	139.347.940,29
CONCESSÕES	40.865.787,54
IMOBILIZADO	233.272.973,90
DIFERIDO	2.035.383,88
PASSIVO	-303.393.063,47

PASSIVO CIRCULANTE	-46.837.926,21
EXIG¥VEL A LONGO PRAZO	-256.555.137,26

PATRIMÔNIO L¥QUIDO	-349.103.438,14

18

11. GENERAL APPROACH TO MARKET VALUATION

O quadro a seguir apresenta os critérios gerais definidos para avaliaÇão das principais contas e/ou grupo de contas das empresas envolvidas na operaÇão:

ACCOUNT	ASSUMPTIONS	CRITERIA
GENERAL	Accounts with value under R$500 thousand were not analyzed. We have maintained the accounting value, with exception for the ones belonging to a group treated as one.	MARKET VALUE same as the accounting value
CASH BANK ACCOUNTS FINANCIAL INVESTMENTS ACCOUNTS RECEIVABLE	Assets of high liquidity, with accounting values equal or almost equal to market values. Includes accounts of receivables adjustments and accounts of compensation among operators	MARKET VALUE same as the accounting value
BAD DEBT	The provision criteria described on audit report for 1st quarter 2007 was considered appropriate.	MARKET VALUE same as the accounting value
RECOVERABLE TAXES	Taxes recoverable in the short run. Certain realization of assets.	MARKET VALUE same as the accounting value
INVENTORIES	Materials of fast consumption with adequate loss provisions.	MARKET VALUE same as the accounting value
OTHER SHORT TERM ASSETS	Certain realization of assets on the following periods.	MARKET VALUE same as the accounting value

19

ACCOUNT	ASSUMPTIONS	CRITERIA
LONG TERM ASSETS	Accounted values already adjusted.	MARKET VALUE same as the accounting value
PERMANENT: GOODWILL OVER INVESTMENTS	Goodwill on acquisition of assets are being disregarded for market adjustment.	Market value null
INVESTMENTS	Valued the investments of BTVC in VIVAX by equity income.	Market value evaluated
PP&E	The fixed assets of NET and VIVAX were evaluated at market prices as further described on Annex 2	Market value evaluated
DEFERRED ASSETS	Basically refers to the pre operational expenditures, considered at value of the fiscal benefit.	MARKET VALUE same as the accounting value
SUPPLIERS	Liabilities of high liquidity, with values equals or almost equal to market value.	MARKET VALUE same as the accounting value
BORROWINGS	Accounts of short and long term liabilities including the principal and interest of loans and other kind of debts, with account values close to market value.	MARKET VALUE same as the accounting value
PAYROLL	Liabilities due fully into the short run, with values equals or almost equal to market value.	MARKET VALUE same as the accounting value
CONTINGENCIES	Provisions for contingencies of labor, fiscal and civil actions with risk of loss prospective.	MARKET VALUE same as the accounting value

20

ACCOUNT	ASSUMPTIONS	CRITERIA
DEBENTURES	Long-term interest value from the issued debêntures	Valor de mercado idêntico ao valor contábil
DEFERRED REVENUES	Values previously received, by the time the contacts are due.	Valor de mercado idêntico ao valor contábil

21

12. VALUATION – VIVAX SHAREHOLDER EQUITY AT MARKET PRICES

We have adopted the asset approach for the valuation of VIVAX shareholder equity at market prices. On such approach, we have evaluated the relevant asset and liabilities in order to reflect its fair market price.

The relevant assets of VIVAX are represented by it fixed assets, more specifically by the components of its external network.

FIXED ASSET VALUATION

The valuation of VIVAX fixed assets at market price was performed based on the replacement cost of the external network, considering the currenty technology, covering the same number of Homes Passed (potential customers) and extension coverage. The cost was then depreciated considering the same rate of the existent assets. The calculation tables are available on Annex 2.

The following table represents a summary of the market value for VIVAX s fixed assets:

VIVAX FIXED ASSETS– MARKET VALUE (R$ ths)	R$ 344.144

OTHER ASSETS AND LIABILITIES VALUATION

For the other assets and liabilities we have adopted the criteria detailed under chapter 8 above, as further demonstrated on the calculation spreadsheets available on Annex 1.

22

VIVAX – SHAREHOLDER EQUITY AT MARKET PRICES

The table below presents the value of the shareholder equity at market prices for NET as of March 31 2007, with the detail of the performed adjustments:

COMPANY: VIVAX S/A

RELEVANT ACCOUNTS		AMOUNT ( REAIS )

	ACCOUNTING	MARKET	ADJUSTMENTS
	PRO FORMA

ASSETS	652.496.501,61	622.676.036,72	-29.820.464,89

CURRENT ASSETS	126.660.509,55	126.660.509,55	0,00
LONG TERM ASSETS	74.064.944,67	74.064.944,67	0,00
PERMANENT ASSETS	451.771.047,39	421.950.582,50	-29.820.464,89
INVESTIMENTS	175.596.902,07	36.248.961,78	-139.347.940,29

CONTROLLED / AFILLIATES	36.248.961,78	36.248.961,78	0,00
GOODWILL	139.347.940,29	0,00	-139.347.940,29
CONCESSIONS	40.865.787,54	40.865.787,54	0,00
FIXED ASSETS	233.272.973,90	344.143.802,66	110.870.828,76
DEFERRED ASSETS	2.035.383,88	692.030,52	-1.343.353,36
LIABILITIES	-303.393.063,47	-303.393.063,47	0,00

CURRENT LIABILITIES	-46.837.926,21	-46.837.926,21	0,00
LONG TERM LIABILITIES	-256.555.137,26	-256.555.137,26	0,00

SHAREHOLDERS EQUITY	-349.103.438,14	-319.282.973,25	29.820.464,89

23

VALUE OF VIVAX SHARES

110.398.323 shares	VALUE PER SHARE

shareholder equity – accounting	R$ 3,162217

shareholder equity at market prices	R$ 2,892100

24

13. VALUATION – NET SHAREHOLDER EQUITY AT MARKET PRICES

We have adopted the asset approach for the valuation of NET shareholder equity at market prices. On such approach, we have evaluated the relevant asset and liabilities in order to reflect its fair market price.

The relevant assets of NET are represented by it fixed assets, more specifically by the components of its external network.

FIXED ASSET VALUATION

The valuation of NET fixed assets at market price was performed based on the replacement cost of the external network, considering the currenty technology, covering the same number of Homes Passed (potential customers) and extension coverage. The cost was then depreciated considering the same rate of the existent assets. The calculation tables are available on Annex 2.

The following table represents a summary of the market value for

NET’s fixed assets:

NET FIXED ASSETS– MARKET VALUE (R$ ths)	R$ 1.753.639

OTHER ASSETS AND LIABILITIES VALUATION

For the other assets and liabilities we have adopted the criteria detailed under chapter 8 above, as further demonstrated on the calculation spreadsheets available on Annex 1.

25

NET – SHAREHOLDER EQUITY AT MARKET PRICES

The table below presents the value of the shareholder equity at market prices for NET as of March 31 2007, with the detail of the performed adjustments:

COMPANY: NET SERVIÇOS DE COMUNICAÇÃO S/A (CONSOLIDATED)

RELEVANTE	AMOUNT ( REAIS)

ACCOUNTS	ACCOUNTING	MARKET	ADJUSTMENT

ASSETS	3.214.001.977,25	3.299.436.908,47	85.434.931,22

CURRENT ASSETS	780.411.907,49	780.411.907,49	0,00
LONG TERM ASSETS	592.381.365,54	592.381.365,54	0,00
PERMANENT ASSETS	1.841.208.704,22	1.926.643.635,44	85.434.931,22
INVESTMENTS	565.586.472,50	117.372.434,72	-448.214.037,78

VIVAX	128.114.852,19	117.208.779,48	-10.906.072,71
OTHERS	163.655,24	163.655,24	0,00
GOODWILL / BADWILL	437.307.965,07	0,00	-437.307.965,07
FIXED ASSETS	1.111.997.810,09	1.753.638.897,36	641.641.087,27

DEFERRED ASSETS	163.624.421,63	55.632.303,35	-107.992.118,28
LIABILITIES	-1.948.756.917,13	-1.948.756.917,13	0,00

CURRENT LIABILITIES	-450.761.236,74	-450.761.236,74	0,00
LONG TERM LIABILITIES	-1.465.059.667,43	-1.465.059.667,43	0,00
MINORITIES INTEREST	-233.464,43	-233.464,43	0,00
RESULTS FROM FUTURE OPERATIONS	-32.702.548,53	-32.702.548,53	0,00

SHAREHOLDERS EQUITY	-1.265.245.060,12	-1.350.679.991,34	-85.434.931,22

26

VALUE OF NET SHARES

295.381.449 shares	VALUE PER SHARE

shareholder equity – accounting	R$ 4,283428
shareholder equity at market prices	R$ 4,572664

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14. VALUATION – BTVC SHAREHOLDER EQUITY AT MARKET PRICES

We have adopted the asset approach for the valuation of BTVC shareholder equity at market prices. On such approach, we have evaluated the relevant asset and liabilities in order to reflect its fair market price.

ASSET VALUATION

The relevant assets of BTVC are 29.508.429 common shares of VIVAX S/A (VIVAX), which represent 26,7% of the total capital of Vivax..

BTVC SHAREHOLDER EQUITY AT MARKET PRICES

The table below presents the value of the shareholder equity at market prices for BTVC as of March 31 2007. We have adjusted the investment account, considering the shareholder equity at market prices for VIVAX:

COMPANY: BRASIL TV A CABO PARTICIPAÇÕES S.A.

RELEVANT	AMOUNT ( REAIS )

ACCOUNTS	ACCOUNTING	MARKET	ADJUSTMENTS

ASSETS	93.347.581,40	85.352.108,19	-7.995.473,21

CURRENT ASSETS	10.785,14	10.785,14	0,00
LONG TERM ASSETS	0,00	0,00	0,00
PERMANENT ASSETS	93.336.796,26	85.341.323,05	-7.995.473,21
INVESTIMENTS	93.336.796,26	85.341.323,05	-7.995.473,21

VIVAX S.A.	93.336.796,26	85.341.323,05	-7.995.473,21

LIABILITIES	-91.021,55	-91.021,55	0,00

CURRENT LIABILITIES	-72,16	-72,16	0,00
LONG TERM LIABILITIES	-90.949,39	-90.949,39	0,00

SHAREHOLDERS EQUITY	-93.256.559,85	-85.261.086,64	7.995.473,21

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VALUE OF BTVC SHARES

91.720.913 shares	PRICE PER SHARE

shareholder equity – accounting	R$ 1,016743

shareholder equity at market prices	R$ 0,929571

29

15. CALCULATION OF EXCHANGE RATIOS

After we calculated the shareholder equity at market prices for NET and VIVAX, under the asset approach, considering as a subsequent event the effects of the incorporation of BTVC by VIVAX on the financial reports of VIVAX (assuming its approval), we have reached the following exchange ratios:

SUMMARY TABLE (31/MARCH/2007)

NET Shareholder Equity - Accounting	R$ 1.265.245.060,12

VIVAX Shareholder Equity - Accounting	R$ 349.103.438,14

NET Shareholder Equity at market prices	R$ 1.350.679.991,34

VIVAX Shareholder Equity at market prices	R$ 319.282.973,25

NET Shareholder Equity per share at market prices	R$ 4,572664

VIVAX Shareholder Equity per share at market prices	R$ 2,892100

Exchange Rate - Accounting	0,738244 NET shares
equal to 1 VIVAX share

Exchange Rate at market prices	0,632476 NET shares
equal to 1 VIVAX share

30

16. CONCLUSION

In light of the documention mentioned in this report and based on APSIS studies, the appraisers have concluded that:

i) the shareholder equity of NET is of R$ 1.265.245.060,12 (one billion, two hundred sixty five million, two hundred forty five thousands, sixty reais and twelve cents) or R$ 4,283428 per share, when evaluated by the accounting standards, or R$ 1.350.679.991,34 (one billion, three hundred and fifty million, six hundred seventy nive thousands, nine hundred ninety one reais and thirty four cents) or R$ 4,572664 per share, when evaluated at market prices;

ii) the shareholder equity of VIVAX, considering the subsequent event of the incorporation of BTVC by VIVAX, is of R$ 349.103.438,14 (three hundred forty nine million, one hundred and three thousands, four hundred and thirty eight reais and forteen cents) or R$ 3,162217 per share, when evaluated by the accounting standards, or R$ 319.282.973,25 (three hundred nineteen million, two hundred eight two thousands, nine hundred and seventy three reais and twenty five cents) or R$ 2,892100 per share, when evaluated at market prices; and

iii) the exchange rate of NET shares for VIVAX sahres, evaluated based on the shareholder equity at market value, based on the asset approach, as of March 31 2007 is of:

0,632476 NET shares for 01 VIVAX share

31

This RJ-143/07 -02 appraisal is concluded and is composed of 33 (thirty three) single pages and 05 (five) annexes and printed in 03 (three) original copies. APSIS Consultoria Empresarial Ltda., CREA/RJ 82.2.00620 -1 e CORECON/RJ RF/2.052 -4, a company specialized in the appraisal of assets, legally represented by its directors, is available for any inquiries that might be necessary.

Rio de Janeiro, 25 of April of 2007.

ANA CRISTINA FRANÇA DE SOUZA	LUIZ PAULO CESAR SILVEIRA	ADRIANO GONÇALVES DOS SANTOS
Owner - Director	Director	Accountant (CRC/RJ 081457/O-0)

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17. ANNEX DESCRIPTION

1. VALUATION

2. FIXED ASSETS VALUATION

3. SUPPORT DOCUMENTATION

4. GLOSSARY

5. APSIS PROFILE

SÃO PAULO – SP	RIO DE JANEIRO – RJ
Av. Vereador José Diniz, 3.300, Cj. 808	Rua São José, 90, sala 1802
Campo Belo, CEP: 04604-006	Centro, CEP: 20010-020
Tel.: + 55 11 2626.0510 Fax: 55 11 5041.8206	Tel.: + 55 21 2212.6850 Fax: + 55 21 2212.6851

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.